


aviation • SAKER • services

Dear Stockholder,

We are pleased to share our Annual Report for 2010 and update you on the progress of Saker Aviation Services, Inc.

In last year's Annual Report, we discussed the tremendous challenges faced by our industry and company in the preceding twelve months and our hopeful anticipation for improved conditions and results in future periods.

As evidenced by the accompanying reports on Form 10-K and 10-Q, we have in fact experienced the anticipated business trends and returned our company to profitability.

For the year ended December 31, 2010, we generated approximately $12 million in revenue and produced approximately $1.5 million in net income (including a deferred income tax benefit of $656,000). By comparison, in the year ended December 31, 2009, we had revenue of approximately $8.7 million and net losses from continuing operations of approximately $330,000.

Further, in the six months ended June 30, 2011, our revenue has increased by 32.9% to approximately $7.35 million as compared to the same period in 2010. Our income before income tax expense has more than doubled to approximately $415,000 in the six months ended June 30, 2011 as compared to 2010.

In short, we believe that our results provide proof of our strengthened financial position.

Let's review the important milestones that enabled our performance and project well for our future:

- July 2011 refinancing of debt
- Results from the Downtown Manhattan Heliport
- December 2009 acquisition at Garden City, Kansas

101 Hangar Road • Wilkes-Barre/Scranton International Airport • Avoca, PA 18641
Tel: 570.457.3400 • Fax 570.414.0517

Refinancing of Debt. In July 2011, as further described in the attached report on Form 10-Q, we successfully negotiated a refinancing effort with Bank of America. As part of this arrangement, we reduced the total amount of our debt by almost 45% while correspondingly reducing debt service expense by over 65%. In conjunction with our improved business results, we believe this refinancing will increase our financial capacity to drive future growth.

Results from Downtown Manhattan Heliport. As we touched upon in last year's letter, we had high expectations for improved results at the Heliport for two reasons. In April 2010, our Heliport became the only facility in New York City to support sightseeing activity and, in September 2010, we introduced the sale of fuel for the first time at this facility. These factors, along with a rebound in tourism in New York City, combined to drive revenue increases of 47.6% and 81.4% in the six months ended June 30, 2011 and year ended December 31, 2010, respectively, as compared to the same time periods in the prior years.

Garden City Acquisition. As reported in last year's letter, in December 2009, we consummated the acquisition of an FBO competitor at Garden City (Kansas) Regional Airport. Results from this acquisition have been positive, driving increases in earnings before taxes, depreciation and amortization from this location of 53.6% and 332.7% in the six months ended June 30, 2011 and year ended December 31, 2010, respectively, as compared to the same time period in the prior years.

We believe that the summary above and the Annual Report for 2010 attest to a solid improvement in our business results. Management firmly believes that the decisions made and actions taken have created the opportunity for the company to thrive in upcoming quarters and years.

We appreciate your support in the past and look forward to sharing with you the future success of Saker Aviation Services, Inc.

Sincerely,



Ronald J. Ricciardi
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ______________ to ______________

Commission File Number: 000-52593

SAKER AVIATION SERVICES, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0617649 (I.R.S. Employer Identification No.)
101 Hangar Road Avoca, PA (Address of principal executive offices)	18641 (Zip Code)

(570) 457-3400
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $.001 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K.
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter: $675,232.

As of March 29, 2011, the Registrant had 33,164,453 shares of its Common Stock, $.001 par value, issued and outstanding.

Documents incorporated by reference: None

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
FORM 10-K
INDEX

THIS FORM 10-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE ARE DISCUSSED IN ITEM 1A, "RISK FACTORS" AND ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" OF THIS ANNUAL REPORT ON FORM 10-K. SEE ALSO "FORWARD-LOOKING STATEMENTS" WITHIN SUCH ITEM 7 OF THIS ANNUAL REPORT ON FORM 10-K.

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PART I

ITEM 1. BUSINESS

General

Saker Aviation Services, Inc. ("Saker"), through its subsidiaries (Saker and its subsidiaries collectively are referred to herein as the "Company", "we", "us" and "our"), operates in the fixed base operation ("FBO") segment of the general aviation industry. FBOs provide ground-based services such as fueling and hangaring for general aviation, commercial, and military aircraft; aircraft maintenance, and other miscellaneous services. We also provide consulting services for a non-owned FBO facility and serve as the operator of a heliport.

We were formed on January 17, 2003 (our date of inception) as a proprietorship and were incorporated in Arizona on January 2, 2004. We became a public company as a result of a reverse merger transaction on August 20, 2004 with Shadows Bend Development, Inc., an inactive public Nevada corporation and changed our name to FBO Air, Inc. On December 12, 2006, we changed our name to FirstFlight, Inc. On September 2, 2009, we changed our name to Saker Aviation Services, Inc.

Our business activities are carried out as an FBO at the Wilkes-Barre/Scranton (Pennsylvania) International Airport, as an FBO at the Garden City (Kansas) Regional Airport, as the operator of the Downtown Manhattan (New York) Heliport, and as a consultant to the FBO and operator of the Niagara Falls (New York) International Airport.

The Wilkes-Barre facility became part of our company as a result of our acquisition of Tech Aviation Service, Inc. ("Tech") in March 2005. The Garden City facility became part of our company as a result of our acquisition of the FBO assets of Central Plains Aviation, Inc. ("CPA") in March 2005.

The New York heliport facility became part of our company through the award of a concession agreement by the City of New York to operate the Downtown Manhattan Heliport, which we assigned to our subsidiary, FirstFlight Heliports, LLC d/b/a Saker Aviation Services ("FFH").

The FBO segment of the general aviation industry is highly fragmented - populated by, according to the National Air Transportation Association ("NATA"), over 3,000 operators who serve customers at one or more of the over 3,000 airport facilities across the country that have at least one paved 3,000-foot runway. The vast majority of these companies are single location operators. NATA characterizes companies with operations at three or more airports as "chains." An operation with FBOs in at least two distinctive regions of the country is considered a "national" chain while multiple locations within a single region are considered "regional" chains.

We believe the general aviation market has been historically cyclical, with revenue correlated to general U.S. economic conditions. Although not truly seasonal in nature, historically the spring and summer months tend to generate higher levels of revenue and our operations follow that trend.

Suppliers and Raw Materials

We obtain aviation fuel, component parts and other supplies from a variety of sources, generally from more than one supplier. Our suppliers and sources are based in the U.S. and other countries and we believe that our sources of materials are adequate for our needs for the foreseeable future. We do not believe the loss of any one supplier would have a material adverse effect on our business or results of operations. Our principal materials are aviation fuel and aircraft parts. We generally purchase our supplies on the open market, where certain commodities have fluctuated in price significantly in recent years. We have not experienced any significant shortage of our key supplies.

Marketing and Sales

The main goal of our marketing and sales efforts is to increase traffic at our facilities, which is intended to drive revenue through the incremental sale of products and services. Our primary marketing tactic in this regard is to focus advertising efforts in the environments (web, periodical, industry publications) where the pilot and aviation-user community might be introduced to our brand name. We intend to continue to invest in modest improvements to our sales and marketing strategies to drive revenue growth.

Government Approvals

The aviation services that we provide are generally performed on municipal or other government owned real estate properties. Accordingly, at times we will need to obtain certain consents or approvals from those government entities in conjunction with our operations. These consents are typically in the form of a lease agreement, as is the case at our Pennsylvania and Kansas facilities, or a concession agreement, as is the case with our New York facility. There can be no assurance that we shall obtain further consents or approvals on favorable terms or be able to renew existing consents or approvals on favorable terms, if at all.

Government Regulation

We are subject to a variety of governmental laws and regulations that apply to companies in the aviation industry. These include compliance with the Federal Aviation Administration ("FAA") rules and regulations and local, regional and national rules and regulations as they relate to environmental matters. We believe we are in compliance with and intend to comply with all applicable government regulations. The adoption of new regulations could result in increased costs and have an adverse impact on our results of operations. In the event we are unable to remain compliant with applicable rules and regulations, our business may be adversely affected.

Competition

The FBO segment of the aviation services industry, the vast majority of which are independent, single location operators, is competitive in both pricing and service due to the amount of flexibility for aircraft in transit to choose from a number of FBO options within a 200-300 mile radius. We are the sole FBO at each of our current facilities. As such, we face no direct on-airport competition but do realize competitive pressure on pricing and services from FBO facilities at other airports depending on inbound passenger's travel flexibility.

We plan to grow our business through both internal development of existing resources and facilities and through the potential acquisition of other related business. We anticipate that our larger size will provide us with greater buying power from suppliers, and therefore provide us with lower costs. Lower costs would allow for a more aggressive pricing policy against some competition. More importantly, we believe that the higher level of customer service offered in our facilities will allow us to draw additional aircraft traffic and thus compete successfully against other FBOs of any size.

There can be no assurance that we will be able to compete successfully in the highly competitive aviation industry.

Costs and Effects of Complying With Environmental Laws

We are subject to a variety of federal, state, and local environmental laws and regulations, including those governing health and safety requirements, the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and clean-up contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. We intend to comply with these laws and regulations, however, from time to time, our operations may not be in full compliance with the terms and conditions of our permits or licenses. We periodically review our procedures and policies for compliance with environmental laws and requirements. We believe that our operations are in material compliance with applicable environmental laws and requirements and that any non-compliance would not be expected to result in us incurring material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and requirements have not been material. We consider the cost of compliance with environmental laws a normal cost of operations.

Employees

As of December 31, 2010, we employed 64 persons, of whom 43 were employed on a full-time basis, one of whom was an executive officer. Substantially all of our personnel are employed at our operations in Pennsylvania, New York and Kansas.

ITEM 1A. RISK FACTORS

The following risk factors relate to our operations:

We may have a need for additional financing to expand our business.

Certain of the potential sellers of FBOs we may seek to acquire in the future may accept shares of our common stock or other securities as payment by us for the acquisition. However, we believe that it is likely that most will seek cash payments, whether paid at the closing or in post-closing installment payments. There can be no assurance that our operations will generate sufficient cash flow to meet these acquisition obligations. Accordingly, we anticipate the need to seek additional equity or debt financing to meet any cash requirements for acquisitions. Any such financing will be dependent on general market conditions and the stock market's evaluation of our performance and potential. Accordingly, we can give no assurance that we will obtain such equity or debt financing and, even if we do, that the terms would be satisfactory to us.

We could be adversely affected by increases in fuel prices.

Our operations could be significantly affected by the availability and price of jet fuel. A significant increase in jet fuel prices would most likely have a material impact on our ability to achieve and maintain profitability unless we are able to pass on such costs to our customers. Due to the competitive nature of the industry, our ability to pass on increased fuel prices by increasing our rates is uncertain. Likewise, any potential benefit of lower fuel prices may be offset by increased competition and lower revenue in general. While we do not currently anticipate a significant reduction in fuel availability, dependency on foreign imports of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. If there are new outbreaks of hostility or other conflicts in oil producing areas or elsewhere, there could be a reduction in the availability of jet fuel or significant increases in costs to our business, as well as to the entire aviation industry.

The continued threat of terrorist actions may result in less demand for private aviation and, as a result, our revenue may be adversely affected and we may not be able to continue successful operations.

Terrorist actions involving public and private aircraft may have a significant adverse impact on us. As a result of these actions, individuals and corporate customers may cease using private aircraft as a means of transportation or reduce their use of such aircraft or we could become subject to burdensome regulations that would lower our results of operations. In either event, we would be unable to maintain sales and may be unable to continue our operations on a successful basis.

The FBO segment of the aviation services industry in which we operate is fiercely competitive.

We compete with national, regional, and local FBO operators. Many of our competitors have been in business longer than we have and may have greater financial resources available to them. Having greater financial resources will make it easier for these competitors to absorb higher fuel prices and other increases in expenses. In addition, these competitors might seek acquisitions in regions and markets competitive to us. Accordingly, we can give no assurance that we will be able to successfully compete in our industry.

Our business as an FBO is subject to extensive governmental regulation.

FBOs are subject to extensive regulatory requirements that could result in significant costs. For example, the FAA, from time to time, issues directives and other regulations relating to the management, maintenance and operation of facilities. Compliance with those requirements may cause us to incur significant expenditures.

Additional laws, regulations and charges may be proposed that could significantly increase the cost of our operations or reduce overall revenue. We cannot provide assurance that laws or regulations enacted in the future will not adversely affect our business and results of operations.

We must maintain and add key management and other personnel.

Our future success will be heavily dependent on the performance of our principal executive officer and our managers. We have entered into an employment agreement with our President and Chief Executive Officer, Ronald J. Ricciardi. Our growth and future success will depend, in large part, on the continued contributions of Mr. Ricciardi and other key individuals, as well as our ability to motivate and retain these personnel or hire other persons. Although we believe we will be able to retain and hire qualified personnel, we can give no assurance that we will be successful in retaining and recruiting such personnel in sufficient numbers to increase revenue, maintain profitability, or successfully implement our growth strategy.

We are subject to environmental laws that could impose significant costs on us and the failure to comply with such laws could subject us to sanctions and material fines and expenses.

We are subject to a variety of federal, state and local environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and clean-up contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. We intend to comply with these laws and regulations, however, from time to time, our operations may not be in full compliance with the terms and conditions of our permits. We periodically review our procedures and policies for compliance with environmental laws and requirements. We believe that our operations are in material compliance with applicable environmental laws, requirements and permits and that any lapses in compliance would not be expected to result in us incurring material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws, and requirements and permits have not been material; however, the operation our business entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or permits could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated and our business and results of operations could be harmed.

The following risk factors relate to our common stock:

There is no active market for our common stock.

To date, trading of our common stock has been sporadic and nominal in volume. In addition, there are only a limited number of broker-dealers trading our common stock. As a result, there is little, if any, liquidity in our common stock. We can provide no assurance that an active trading market will ever develop.

Our common stock is subject to the penny stock rules.

The Securities and Exchange Commission (the "Commission") has adopted a set of rules called the penny stock rules that regulate broker-dealers with respect to trading in securities with a bid price of less than $5.00. These rules do not apply to securities registered on certain national securities exchanges (including the Nasdaq Stock Market), provided that current price and volume information regarding transactions in such securities is provided by the exchange or system. Our stock is not listed on such an exchange and we have no expectation that our common stock will be listed on such an exchange in the future. The "penny stock" rules also require a broker-dealer to deliver to the customer a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. Additionally, the broker-dealer must provide the customer with other information. The "penny stock" rules require that, prior to a transaction in a penny stock, the broker-dealer must determine in writing that the penny stock is a suitable investment for the purchaser. The broker-dealer must also receive the purchaser's written agreement to the transaction. These disclosure requirements may reduce the level of trading activity in the secondary market for a stock that is subject to the "penny stock" rules. If a market ever does develop for our common stock, as to which we can give no assurance, and it should remain subject to the "penny stock" rules, holders of our common stock may find it more difficult to sell their shares of our common stock. Because we are subject to the "penny stock" rules, our stock lacks the liquidity of stock not subject to such rules.

Potential additional financings, the granting of additional stock options and possibly anti-dilution provisions in our warrants could further dilute our existing stockholders.

As of March 29, 2011, there were 33,164,453 shares outstanding. If all of our outstanding common stock purchase warrants and options were exercised, there would be 42,014,453 shares outstanding, an increase of almost 27%. Any further issuances due to additional equity financings or the granting of additional options or possibly the anti-dilution provisions in our warrants will further dilute our existing stockholders.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We intend to retain future earnings, if any, to fund our operations and to expand our business. Accordingly, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

Our Board of Directors' right to issue additional shares of preferred stock could adversely impact the rights of holders of our common stock.

Our board of directors currently has the right, with respect to the 9,999,154 authorized shares of our preferred stock, to authorize the issuance of one or more series of our preferred stock with such voting, dividend and other rights as our directors determine. Such action can be taken by our board without the approval of the holders of our common stock. However, a majority of the independent directors must approve such issuance under a policy adopted by the Saker board of directors on March 19, 2006. Accordingly, the holders of any new series of preferred stock could be granted voting rights that reduce the voting power of the holders of our common stock. For example, the preferred holders could be granted the right to vote on a merger as a separate class even if the merger would not have an adverse effect on their rights. This right, if granted, would give such preferred holders a veto with respect to any merger proposal. Alternatively, such preferred holders could be granted a large number votes per share while voting as a single class with the holders of our common stock, thereby diluting the voting power of the holders of our common stock. In addition, the holders of any new series of preferred stock could be given the option to be redeemed in cash in the event of a merger. This would make an acquisition of us less attractive to a potential acquirer. Thus, our board could authorize the issuance of shares of the new series of preferred stock in order to defeat a proposal for the acquisition of our company which a majority of the holders of our common stock otherwise favor.

Our common stock may not continue to be traded on the OTC Bulletin Board.

We cannot provide any assurance that our common stock will continue to be eligible to trade on the OTC Bulletin Board. Should our common stock cease to trade on the OTC Bulletin Board and fail to qualify for listing on a stock exchange (including Nasdaq), our common stock would be trading only in the "pink sheets." Such trading market generally provides an even less liquid market than the OTC Bulletin Board. In such event, stockholders may find it more difficult to trade their shares of our common stock or to obtain accurate, current information concerning market prices for our common stock.

Our management team currently has influential voting power.

As of March 29, 2011, our executive officers, directors and their family members and associates collectively could vote 7,706,733 shares, or 23.2%, of the 33,164,453 shares of the outstanding voting shares. Accordingly, and, because there is no cumulative voting for directors, our executive officers and directors are currently in a position to influence the election of all of the directors of Saker. The management of our company is controlled by our board of directors, currently comprised of three independent directors, a director who is a managing partner of a law firm which provides legal services to us, and one executive officer/director.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

As of March 29, 2011, we lease office space at the following locations:

Location	Purpose	Space	Annual Rental	Expiration
101 Hangar Road Avoca, Pennsylvania	Pennsylvania FBO location	24,000 square feet	$ 75,000	August 21, 2013
2117 S. Air Service Road Garden City, Kansas	Kansas FBO location	17,640 square feet	$ 12,420	December 31, 2030

We believe that our space is adequate and suitable for our immediate needs. Additional hangar space may be required for our operations in the future. No definitive plans to lease any additional space have been developed at the time of this report. Should additional hangar space be required, there can be no assurance that such space will be available or available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be a party to one or more claims or disputes which may result in litigation. We do not, however, presently expect that any such matters will have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Equity

Our common stock is traded on the OTC Bulletin Board ("OTCBB") under the symbol SKAS.OB. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter ("OTC") equity securities. Our common stock is only traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. OTC quotations reflect intra-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

The following table sets forth the high and low closing sale prices for the common stock as reported on the OTCBB for the past two most recent fiscal years.

Quarterly Period Ended	Common Stock	
	High	Low
March 31, 2009	$ 0.120	$ 0.035
June 30, 2009	$ 0.055	$ 0.035
September 30, 2009	$ 0.035	$ 0.010
December 31, 2009	$ 0.120	$ 0.015
March 31, 2010	$ 0.030	$ 0.012
June 30, 2010	$ 0.080	$ 0.010
September 30, 2010	$ 0.067	$ 0.014
December 31, 2010	$ 0.085	$ 0.021

Holders

As of March 29, 2011, there were approximately 620 holders of record of our common stock. This number does not include beneficial owners of the common stock whose shares are held in the names of various broker-dealers, clearing agencies, banks, and other fiduciaries.

Dividends

Since our inception we have never declared or paid any cash dividends on our common stock. We intend to retain future earnings to finance the growth and development of our business and future operations. Therefore, we do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

Repurchases

We did not repurchase shares of our common stock during the years ended December 31, 2010 and 2009.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward-looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods. These statements may include projections of revenue, provisions for doubtful accounts, income or loss, capital expenditures, repayment of debt, other financial items, statements regarding our plans and objectives for future operations, acquisitions, divestitures and other transactions, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and statements that are other than statements of historical fact.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include our services and pricing, general economic conditions, our ability to raise additional capital, our ability to obtain the various approvals and permits for the acquisition and operation of FBOs and the other risk factors contained under Item 1A of this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Overview

Our long-term strategy is to increase our sales through growth within our FBO operations. To do so, we may expand our geographic reach and product offering through strategic acquisitions and improved market penetration within the markets we serve. We expect that any future acquisitions or product offerings would be a direct complement to our current FBO operations.

If we are able to grow our business as planned, we anticipate that our larger size would provide us with greater buying power from suppliers, and therefore provide us with lower costs. Lower costs would allow for a more aggressive pricing policy against some competition. More importantly, we believe that the higher level of customer service offered in our facilities will allow us to draw additional aircraft to our facilities and thus allow us to compete successfully against other FBOs of any size.

Summary Financial Information

The summary financial data set forth below is derived from and should be read in conjunction with the consolidated financial statements, including the notes thereto, filed as part of this report.

Consolidated Statement of Operations Data: (in thousands, except for share and per share data)	**Year Ended December 31, 2010**	**Year Ended December 31, 2009**
Revenue – continuing operations	$ 12,080	$ 8,700
Income (loss) – continuing operations before income tax benefit	$ 817	$ (332)
Net income (loss) – discontinued operations	$ —	$ (78)
Net income (loss)	$ 1,473	$ (411)
Net income (loss) per share – basic – continued operations	$ 0.04	$ (0.01)
Net income (loss) per share – basic – discontinued operations	$ —	$ (0.00)
Net income (loss) per share – basic	$ 0.04	$ (0.01)
Net income (loss) per share – diluted – continued operations	$ 0.04	$ (0.01)
Net income (loss) per share – diluted – discontinued operations	$ —	$ (0.00)
Net income (loss) per share – diluted	$ 0.04	$ (0.01)
Weighted average number of shares – basic	33,164,453	34,314,400
Weighted average number of shares – diluted	33,596,453	34,314,400

Balance Sheet Data: (in thousands)	**December 31, 2010**	**December 31, 2009**
Working capital (deficit)	$ 1,012	$ (573)
Total assets	$ 9,446	$ 6,547
Total liabilities	$ 3,945	$ 3,461
Stockholders' equity	$ 5,501	$ 3,086
Total liabilities and Stockholders' equity	$ 9,446	$ 6,547

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Results of Operations gives effect only to our continuing operations.

Comparison of the Years Ended December 31, 2010 and December 31, 2009.

REVENUE

Revenue increased by 38.7 percent to approximately $12,080,000 for the year ended December 31, 2010 as compared with corresponding prior-year period revenue of approximately $8,700,000.

For the year ended December 31, 2010, revenue associated with the operation of the Downtown Manhattan Heliport ("Heliport") increased by 81.4 percent to approximately $6,700,000. Revenue associated with the sale of jet fuel, aviation gasoline and related items increased by 14.9 percent to approximately $4,821,000 as compared to the same period in the prior year. Revenue associated with maintenance activities decreased by 31.8 percent to approximately $493,000 as compared to the same period in the prior year. Revenue associated with the leasing of aircraft and office space along with the management of non-owned FBO facilities decreased by 32.5 percent to approximately $65,000 in the year ended December 31, 2010 as compared to the same period in the prior year.

The increase in revenue associated with the Heliport was in large part related to an increase in helicopter landings and passenger counts in the year ended December 31, 2010 as compared to the same period in the prior year. It was also

.pacted by the introduction of fuel sales, which were initiated in September 2010 and, consequently, represent revenue .n the year ended December 31, 2010 that has no comparison in the same period in 2009.

The increases in revenue associated with the sale of jet fuel, aviation gasoline and related items was related to a combination of a slightly higher volume along with higher average fuel prices as compared with the prior year. We generally price our fuel products on a fixed dollar margin basis. As the cost of fuel increases, the corresponding customer price increases as well. If volume is constant, this methodology yields higher revenue but at comparable gross margins.

The decreases in maintenance revenue were due to decreases in both charges for labor services and for parts. The primary reason for the decreases in both categories was a generally lower level of activity associated with jet aircraft domiciled at the Pennsylvania facility.

The decreases in revenue associated with the leasing of aircraft and office space along with the management on non-owned FBO facilities was directly related to a planned reduction in fees associated with the management of non-owned FBO facilities.

GROSS PROFIT

Total gross profit increased 68.2 percent to approximately $6,440,000 in the year ended December 31, 2010 as compared with the year ended December 31, 2009. Gross profit as a percent of revenue increased to 53.3 percent in the year ended December 31, 2010 as compared to 44.0 percent in the same period in the prior year. The impact of the Heliport operation was a major factor in the increase in gross profit, contributing approximately $5,040,000 in 2010 as compared to approximately $2,486,000 in 2009. In the absence of the Heliport, gross profit in the year ended December 31, 2010 would have been 26.1 as a percent of revenue as compared to 26.8 in the same period in prior year. The decrease in gross profit on this adjusted percent of revenue basis is attributable to generally higher average fuel cost as described above.

OPERATING EXPENSE

Selling, General and Administrative - Operations

Selling, general and administrative ("SG&A") expenses associated with our operations were approximately $5,126,000 in the year ended December 31, 2010, an increase of approximately $1,700,000 or 49.7 percent as compared to the year ended December 31, 2009. Without the introduction of the Heliport, SG&A associated with our operations would have increased by approximately $210,000 or 16.5 percent.

SG&A associated with our operations, as a percentage of revenue, was 42.4 percent for the year ended December 31, 2010 as compared with 39.3 percent in the corresponding prior year period. Once again, the introduction of the Heliport was a major factor. In the absence of the Heliport, SG&A associated with our operations, as a percent of revenue, would have been 27.6 percent of revenue; a more meaningful comparison to the 25.4 percent in the year ended December 31, 2009.

Selling, General and Administrative - Corporate

Corporate expense was approximately $218,000 in the year ended December 31, 2010, representing a decrease of approximately $575,000 as compared to the year ended December 31, 2010. The decreases were largely driven by a combination of lower stock-based compensation expenses (approximately $250,000), legal fees (approximately $200,000), and lower audit and accounting-related expenses (approximately $90,000) in the year ended December 31, 2010 as compared to the same period in 2009.

OPERATING INCOME

Operating income for the year ended December 31, 2010 was approximately $1,100,000 as compared to an operating loss of approximately $388,000 in the year ended December 31, 2009. Improvements on a year-over-year basis were driven by a combination of higher levels of revenue leading to increased gross profit combined with significantly lower levels of corporate expenses, all of which are described above.

Interest Income/Expense

Interest income for the year ended December 31, 2010 was $40,632, as compared to $14,292 in year ended December 31, 2009 with the increase largely attributable to interest booked in connection with notes receivable. Interest expense for the year ended December 31, 2010 was $172,961, as compared to $135,510 in the same period in 2009 with the increase largely attributable to interest payments on notes payable.

Net Income Per Share

Net income from continuing operations for the year ended December 31, 2010 was approximately $1,473,000 as compared to a net loss of approximately $333,000 for the year ended December 31, 2009.

Basic and diluted net income per share for the year ended December 31, 2010 was $0.04. Basic and diluted net loss per share for the year ended December 31, 2009 was $0.01.

Liquidity and Capital Resources

As of December 31, 2010, we had cash of $1,541,992 and had a working capital surplus of $1,012,174. We generated revenue of approximately $12,080,000 and net income of approximately $1,473,000 for the year ended December 31, 2010.

We have a revolving line of credit agreement (the "Credit Facility") dated March 3, 2009 and made jointly and severally by us and Airborne, Inc., a former subsidiary we divested in March of 2009 ("Airborne"), in favor of Birch Hill Capital, LLC ("Birch Hill"). The Credit Facility requires interest payments based on outstanding balances at an interest rate of prime plus 350 basis points (6.75% as of December 31, 2010) and is payable upon demand by Birch Hill. Birch Hill retains a first lien against all of our assets and the assets of Airborne. We and Airborne are joint and several guarantors of borrowings under the Credit Facility. In the event of a sale of Airborne, Birch Hill is entitled to receive the first distribution of any related proceeds in the full amount of any outstanding against the Credit Facility.

On May 7, 2010, the Birch Hill Credit Facility was modified such that the maximum line of credit was reduced to $500,000, which is fully extended at December 31, 2010, and the remaining $500,000 was reclassified into a note with a 36-month amortization with a 24-month balloon payment of outstanding principal and interest at 7% per year.

We are also party to a Loan Agreement with EuroAmerican Investment Corp. ("EuroAmerican"), pursuant to which EuroAmerican agreed to loan the Company an aggregate of up to $750,000. The EuroAmerican loan is evidenced by a Promissory Note we delivered to EuroAmerican. The unpaid principal amount under the Promissory Note accrues interest at the annual rate of 12% and is payable in monthly interest only payments until maturity, at which time the entire principal balance and any accrued but unpaid interest is payable in full. On May 7, 2010, the maturity date of the EuroAmerican Note was extended from February 27, 2011 to March 1, 2012.

We are party to a concession agreement with the City of New York for the operation of the Downtown Manhattan Heliport (the "Heliport"). Under this agreement, we must pay the greater of 18% of the first $5 million in program year gross receipts and 25% of gross receipts in excess of $5 million or minimum annual guaranteed payments that began at $1.2 million in Year 1, which commenced on November 1, 2008, and increase to approximately $1.7 million in Year 10, which expires on October 31, 2018. During the year ended December 31, 2010, we incurred with the City of New York $1,317,488 in concession fees, which exceeded the minimum annual guarantee payment, and is included in the cost of revenue. We also agreed, pursuant to this agreement, to make certain capital improvements and safety code compliance upgrades to the Heliport in the amount of $1,000,000 within two years following the receipt of building permits for the capital improvements and another $1,000,000 by the end of the fifth year of the Agreement. During the year ended December 31, 2010, we made approximately $928,000 in capital improvements at the Heliport pursuant to the concession agreement. We believe that cash flow from the operation of the Heliport will be sufficient to satisfy the minimum annual guarantee and to fund the capital improvements as required under the agreement.

We believe that we have sufficient liquidity to sustain our existing business for at least the next twelve months.

During the year ended December 31, 2010, we had a net increase in cash of $967,145. Our sources and uses of funds during this period were as follows:

Cash from Operating Activities

For the year ended December 31, 2010, net cash provided by operating activities was $2,128,561. This amount included an increase in operating cash related to net income of $1,472,925 and additions for the following items: (i) management fees recorded through additional paid in capital, $922,946; (ii) depreciation and amortization, $189,102; (iii) stock-based compensation expense, $18,773; (iv) inventories, $69,994; (v) deposits, $97,489; (vi) accounts payable, $11,915; (vii) customer deposits, $73,077; and (viii) accrued expenses, $664,990. The increase in cash provided by operating activities in 2010 was offset by the following decreases: (i) accounts receivable, $550,333; (ii) deferred income taxes, $656,000; and (iii) prepaid expenses, $186,317. For the year ended December 31, 2009, net cash used in operating activities was $588,237. This amount included a decrease in operating cash related to a net loss of $411,042 and additions for the following items: (i) depreciation and amortization, $147,506; (ii) stock-based compensation expense, $268,435; (iii) accrued expenses, $482,051; and (iv) customer deposits, $154,270. The increase in cash used in operating activities in 2009 was offset by the following decreases: (i) accounts payable, $487,772; (ii) deposits, $110,881; (iii) prepaid expenses, $67,610; (iv) inventories, $47,381; (v) accounts receivable, $28,322; (vi) gain from disposal of subsidiary, $469,262; and (vii) gain on sale of property and equipment, $18,229.

Cash from Investing Activities

For the year ended December 31, 2010, net cash used in investing activities was $895,152 and was attributable to the purchase of property and equipment ($1,018,820) offset by proceeds from notes receivable, $123,668. For the year ended December 31, 2009, net cash used in investing activities was $1,377,405 and was attributable to the purchase of property and equipment ($472,347), issuance of notes receivable ($711,032), and net cash of divested subsidiary ($229,188), offset by proceeds from the sale of property and equipment, $35,162.

Cash from Financing Activities

For the year ended December 31, 2010, net cash used in financing activities was $266,264, consisting of proceeds from notes payable of $102,584 offset by repayment of notes payable of ($368,848). For the year ended December 31, 2009, net cash provided by financing activities was $1,067,954, consisting of proceeds from notes payable $961,904, plus proceeds from the sale of minority interest in subsidiary $212,961, offset by repayment of notes payable $106,911.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Critical Accounting Estimates

Discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and the accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to product returns, product and content development expenses, bad debts, inventories, intangible assets, income taxes, contingencies and litigation. We base our estimates on experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting policies which we believe affect our more significant judgments and estimates used in the preparation of our consolidated financial statements are provided as follows:

Accounts Receivable

We extend credit to large and mid-size companies for products and services. We have concentrations of credit risk in that 77.7% of the balance of accounts receivable at December 31, 2010 is made up of only four customers. At December 31, 2010, accounts receivable in our continuing operations from our four largest accounts amounted to approximately $355,000 (26.1%), $300,000 (22.1%), $220,000 (16.1%), and $182,000 (13.4%), respectively. We have in place a security deposit in connection with each of these four receivables. Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability and the allowance for doubtful accounts is adjusted accordingly. We determine collectability based on our management experience and knowledge of the customers.

Goodwill and Intangible Assets

Goodwill and intangibles that are deemed to have indefinite lives are no longer amortized but, instead, are to be reviewed at least annually for impairment. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We have recorded goodwill and intangible assets in connection with our acquisitions amounting to $2,468,284 related to continuing operations. We have determined that there was no impairment of goodwill and intangible assets for continuing operations at December 31, 2010 and 2009.

Income Taxes

We account for income taxes under "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between their financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Although we have federal and state net operating losses available for income tax purposes that may be carried forward to offset future taxable income, the deferred tax assets are subject to a valuation allowance because it is more likely than not that certain of the deferred tax assets will not be realized in future periods. We file income tax returns in the United States (federal) and in various state and local jurisdictions. In most instances, we are no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2007.

We recorded a deferred income tax benefit because we believe that, as compared to the year ended December 31, 2009, a continuation or increase in taxable income is more likely than not. The current and anticipated operating results is in contrast to prior years in which general economic conditions and losses associated with discontinued operations negatively impacted results. We believe the accounting for deferred tax assets is consistent with the disclosures regarding current and expected future operating results.

Stock Based Compensation

Stock-based compensation expense for all share-based payment awards are based on the grant-date fair value. We recognize these compensation costs over the requisite service period of the award, which is generally the option vesting term.

Option valuation models require the input of highly subjective assumptions including the expected life of the option, Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Recent Accounting Pronouncements

During 2009, the FASB launched the FASB ASC as the single source of authoritative nongovernmental GAAP. The ASC was effective for interim and annual periods ending September 15, 2009. The ASC does not change GAAP. Instead, it takes all individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Changes to the ASC subsequent to September 30, 2009, are referred to as Accounting Standards Updates ("ASUs").

On June 30, 2009, the FASB issued ASU 2009-01, "Topic 105 - Generally Accepted Accounting Principles, amendments based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU amends the FASB ASC for the issuance of FASB Statement of Financial Accounting Standards (SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU includes FASB SFAS No. 168 in its entirety. ASU 2009-01 was effective for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 had no effect on our operating results or financial condition.

The FASB issued ASC 810, "Non-Controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51). ASC 810 established accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). ASC 810 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of ASC 810, we were required to report any non-controlling interests as a separate component of consolidated stockholders' equity. We were also required to present any net income or loss allocable to non-controlling interests and net income or loss attributable to our stockholders separately in its consolidated statements of operations, if significant. ASC 810 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after January 1, 2009. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of ASC 810 are applied prospectively. We adopted ASC 810 and reclassified the non-controlling interest in our Heliport subsidiary as a separate component of consolidated stockholders' equity on January 1, 2009. The adoption of ASC 810 did not have a material impact on our results of operation or financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES

Table of Contents to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Stockholders of
Saker Aviation Services, Inc.

We have audited the accompanying consolidated balance sheets of Saker Aviation Services, Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saker Aviation Services, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kronick Kalada Berdy & Co.

Kingston, PA
March 28, 2011

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2010	December 31, 2009
CURRENT ASSETS		
Cash	$ 1,541,992	$ 574,847
Accounts receivable	1,360,203	809,870
Inventories	207,947	277,941
Note receivable – current portion, less discount	94,263	110,289
Prepaid expenses and other current assets	352,473	166,156
Deferred income taxes	294,000	—
Total current assets	3,850,878	1,939,103
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $668,260 and $518,751 respectively	1,918,104	1,088,386
OTHER ASSETS		
Deposits	444,472	541,961
Note receivable, less current portion and discount	401,789	509,431
Intangible assets – trade names	100,000	100,000
Goodwill	2,368,284	2,368,284
Deferred income taxes	362,000	—
Total other assets	3,676,545	3,519,676
TOTAL ASSETS	$ 9,445,527	$ 6,547,165

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2010	December 31, 2009
CURRENT LIABILITIES		
Accounts payable	$ 443,814	$ 431,899
Customer deposits	240,415	167,338
Line of credit	500,000	1,000,000
Accrued expenses	1,406,475	741,485
Notes payable – current portion	248,000	170,922
Total current liabilities	2,838,704	2,511,644
LONG-TERM LIABILITIES		
Notes payable - less current portion	1,106,475	949,817
Total liabilities	3,945,179	3,461,461
STOCKHOLDERS' EQUITY		
Controlling interest		
Preferred stock - $.001 par value; authorized 9,999,154; none issued and outstanding	—	—
Common stock - $.001 par value; authorized 100,000,000; 33,164,453 shares issued and outstanding as of December 31, 2010 and 2009;	33,164	33,164
Additional paid-in capital	19,651,434	19,632,661
Accumulated deficit	(16,070,005)	(17,542,930)
Total controlling interest	3,614,593	2,122,895
Non-controlling interest	1,885,755	962,809
TOTAL STOCKHOLDERS' EQUITY	5,500,348	3,085,704
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,445,527	$ 6,547,165

See accompanying notes to consolidated financial statements.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2010	For the Years Ended December 31, 2009
REVENUE	$ 12,080,159	$ 8,707,392
COST OF REVENUE	5,639,239	4,878,413
GROSS PROFIT	6,440,920	3,828,979
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,344,562	4,217,193
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	1,096,358	(388,214)
OTHER INCOME (EXPENSE)		
OTHER INCOME (EXPENSE), net	(147,104)	176,596
INTEREST INCOME	40,632	14,292
INTEREST EXPENSE	(172,961)	(135,510)
TOTAL OTHER INCOME (EXPENSE)	(279,433)	55,378
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	816,925	(332,836)
DISCONTINUED OPERATIONS:		
NET LOSS FROM DISCONTINUED OPERATIONS	—	(547,468)
GAIN FROM DISPOSAL OF SUBSIDIARY	—	469,262
NET LOSS FROM DISCONTINUED OPERATIONS	—	(78,206)
INCOME (LOSS) BEFORE INCOME TAX BENEFIT	816,925	(411,042)
Income tax benefit:		
Current	—	—
Deferred	656,000	—
Total income tax benefit	656,000	—
NET INCOME (LOSS)	$ 1,472,925	$ (411,042)
Basic Net income (loss) per Common Share		
Continuing operations	$ 0.04	$ (0.01)
Discontinued operations	—	(0.00)
Total Basic Net Income (Loss) Per Common Share	$ 0.04	$ (0.01)
Diluted Net income (loss) per Common Share		
Continuing operations	$ 0.04	$ (0.01)
Discontinued operations	—	(0.00)
Total Diluted Net Income (Loss) Per Common Share	$ 0.04	$ (0.01)
Weighted Average Number of Common Shares – Basic	33,164,453	34,314,400
Weighted Average Number of Common Shares – Diluted	33,596,453	34,314,400

See accompanying notes to consolidated financial statements.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Non-controlling Interest	Total Stockholders' Equity
BALANCE – January 1, 2009	37,182,987	$ 37,183	$ 19,599,504	$ (17,131,888)	$ 749,848	$ 3,254,647
Amortization of stock based compensation	—	—	268,435	—	—	268,435
Return of stock via divestiture	(3,418,534)	(3,419)	(235,278)	—	—	(238,697)
Return of stock via settlement	(600,000)	(600)	—	—	—	(600)
Increase in non-controlling interest	—	—	—	—	212,961	212,961
Net loss	—	—	—	(411,042)	—	(411,042)
BALANCE – December 31, 2009	33,164,453	33,164	19,632,661	(17,542,930)	962,809	3,085,704
Amortization of stock based compensation	—	—	18,773	—	—	18,773
Increase in non-controlling interest	—	—	—	—	922,946	922,946
Net income	—	—	—	1,472,925	—	1,472,925
BALANCE – December 31, 2010	33,164,453	$ 33,164	$ 19,651,434	$ (16,070,005)	$ 1,885,755	$ 5,500,348

See accompanying notes to consolidated financial statements.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 1,472,925	$ (411,042)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	189,102	147,506
Management fee recorded through additional paid in capital	922,946	—
Gain on sale of property and equipment	—	(18,229)
Gain from disposal of subsidiary	—	(469,262)
Stock based compensation	18,773	268,435
Changes in operating assets and liabilities:		
Accounts receivable	(550,333)	(28,322)
Inventories	69,994	(47,381)
Prepaid expenses and other current assets	(186,317)	(67,610)
Deposits	97,489	(110,881)
Deferred income taxes	(656,000)	—
Accounts payable	11,915	(487,772)
Customer deposits	73,077	154,270
Accrued expenses	664,990	482,051
TOTAL ADJUSTMENTS	656,636	(177,195)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,128,561	(588,237)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	—	35,162
Issuance of note receivable	—	(711,032)
Payment of note receivable	123,668	—
Net cash of sold subsidiary	—	(229,188)
Purchase of property and equipment	(1,018,820)	(472,347)
NET CASH USED IN INVESTING ACTIVITIES	(895,152)	(1,377,405)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of notes payable	(368,848)	(106,911)
Increase in non-controlling interest in subsidiary	—	212,961
Proceeds from notes payable	102,584	961,904
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(266,264)	1,067,954
NET CHANGE IN CASH	967,145	(897,688)
CASH – Beginning	574,847	1,472,535
CASH – Ending	$ 1,541,992	$ 574,847
NONCASH FINANCING ACTIVITIES		
Redemption of common stock of the Company in exchange for common stock of Airborne, Inc.	$ —	$ 238,697
Line of credit restructuring resulting in notes payable increase	$ 500,000	$ —
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the periods for:		
Interest	$ 172,961	$ 135,510

See accompanying notes to consolidated financial statements.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
Notes To Consolidated Financial Statements

NOTE 1 - Nature of Operations

Saker Aviation Services, Inc. ("Saker"), through its subsidiaries (collectively the "Company"), operates in the fixed base operation ("FBO") segment of the general aviation industry, in which it serves as the operator of a heliport and provides consulting services for a non-owned FBO facility. FBOs provide ground-based services such as fueling and hangaring for general aviation, commercial, and military aircraft; aircraft maintenance, and other miscellaneous services.

FBO Air Wilkes-Barre, Inc. d/b/a Saker Aviation Services ("FBOWB"), a wholly-owned subsidiary, provides FBO services in Avoca, Pennsylvania. FBO Air Garden City, Inc. d/b/a Saker Aviation Services ("FBOGC"), a wholly-owned subsidiary provides FBO services in Garden City, Kansas. FirstFlight Heliports, LLC d/b/a Saker Aviation Services ("FFH"), a majority-owned subsidiary, operates the Downtown Manhattan Heliport via a concession agreement executed by the Company with the City of New York.

NOTE 2 – Management's Liquidity Plans

As of December 31, 2010, the Company had cash of $1,541,992 and had a working capital surplus of $1,012,174. The Company generated revenue of approximately $12,080,000 and net income of approximately $1,473,000 for the year ended December 31, 2010.

The Company has a revolving line of credit agreement (the "Credit Facility") dated March 3, 2009 and made jointly and severally by the Company and Airborne, Inc., a former subsidiary that was divested in March of 2009 ("Airborne"), in favor of Birch Hill Capital, LLC ("Birch Hill"). The Credit Facility requires interest payments based on outstanding balances at an interest rate of prime plus 350 basis points (6.75% as of December 31, 2010) and is payable upon demand by Birch Hill. Birch Hill retains a first lien against all of the Company's assets and the assets of Airborne. The Company and Airborne are joint and several guarantors of borrowings under the Credit Facility and the $500,000 (remaining balance of $397,756) of the facility transferred to notes payable. In the event of a sale of Airborne, Birch Hill is entitled to receive the first distribution of any related proceeds in the full amount of any outstanding against the Credit Facility and remaining balance of the transfer to notes payable.

On May 7, 2010, the Birch Hill Credit Facility was modified such that the maximum line of credit was reduced to $500,000, which is fully extended at December 31, 2010, and the remaining $500,000 was reclassified into a note with a 36-month amortization with a 24-month balloon payment of outstanding principal and interest at 7% per year.

The Company is also party to a Loan Agreement with EuroAmerican Investment Corp. ("EuroAmerican"), pursuant to which EuroAmerican agreed to loan the Company an aggregate of up to $750,000. The EuroAmerican loan is evidenced by a Promissory Note delivered by the Company to EuroAmerican. The unpaid principal amount under the Promissory Note accrues interest at the annual rate of 12% and is payable in monthly interest only payments until maturity, at which time the entire principal balance and any accrued but unpaid interest is payable in full. On May 7, 2010, the maturity date of the EuroAmerican Promissory Note was extended from February 27, 2011 to March 1, 2012.

The Company is party to a concession agreement with the City of New York for the operation of the Downtown Manhattan Heliport (the "Heliport"). Under this agreement, the Company must pay the greater of 18% of the first $5 million in program year gross receipts and 25% of gross receipts in excess of $5 million or minimum annual guaranteed payments that began at $1.2 million in Year 1 of the agreement, which commenced on November 1, 2008, and increase to approximately $1.7 million in Year 10 of the agreement, which expires on October 31, 2018. During the year ended December 31, 2010, the Company incurred with the City of New York $1,317,488 in concession fees, which exceeded the minimum annual guarantee payment, and is included in the cost of revenue. The Company also agreed, pursuant to this agreement, to make certain capital improvements and safety code compliance upgrades to the Heliport in the amount of $1,000,000 within two years following the receipt of building permits for the capital improvements and another $1,000,000 by the end of the fifth year of the Agreement. During the years ended December 31, 2010 and 2009, respectively, the Company made approximately $928,000 and $260,000 in capital improvements at the Heliport pursuant to the concession agreement. The Company believes that cash flow from the operation of the Heliport will be sufficient to satisfy the minimum annual guarantee and to fund the capital improvements as required under the agreement.

The Company believes that it has sufficient liquidity to sustain our existing business for at least the next twelve months.

NOTE 3 - Summary of Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Saker Aviation Services, Inc., its wholly-owned subsidiaries, FBOWB, and FBOGC, its majority-owned subsidiary, FFH, and Airborne through March 2, 2009. All significant inter-company accounts and transactions have been eliminated in consolidation. The non-controlling interest represents one percent of FFH. The amount of income attributed to this non-controlling interest in 2010 and 2009 was not significant.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include depreciation, impairment of goodwill and intangibles, stock-based compensation, allowance for doubtful accounts, and deferred tax assets.

Cash

The Company maintains its cash with various financial institutions. As part of its cash management process, the Company periodically reviews the relative credit standing of these financial institutions.

Accounts Receivable and Revenue Concentration

The Company extends credit to companies for products and services. The Company has concentrations of credit risk in that 77.7% of the balance of accounts receivable at December 31, 2010 is made up of only four customers. At December 31, 2010, accounts receivable from the Company's four largest accounts amounted to approximately $355,000 (26.1%), $300,000 (22.1%), $220,000 (16.1%), and $182,000 (13.4%), respectively. In addition, two customers represented $2,946,000 (32.7%) of revenue in 2010. The Company has in place a security deposit in connection with each of these four receivables but its receivables are otherwise not collateralized. Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability and the allowance for doubtful accounts is adjusted accordingly. Management determines collectability based on their experience and knowledge of the customers. As of December 31, 2010 and 2009, the Company has recorded an allowance for doubtful accounts of $0.

Inventories

Inventories consist primarily of maintenance parts and aviation fuel and are stated at the lower of cost or market determined by the first-in, first out method.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided primarily using the straight-line method over the estimated useful lives as set forth in footnote 5. Amortization of leasehold improvements is provided using the straight-line method over the shorter of its estimated useful life or lease term including renewal option periods expected to be exercised. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Goodwill and Intangible Assets

Goodwill and intangibles that are deemed to have indefinite lives are not amortized but, instead, are to be reviewed at least annually for impairment. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. The Company performed an analysis of its goodwill and intangible assets at December 31, 2010 and 2009 and determined that no impairment charge was necessary.

Revenue Recognition

Revenue for the sales of products is recognized at the time products are delivered to customers. Revenue for services is recognized at the time the services are performed and provided to customers. The sources of revenue are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable.

Other Income (Expense)

The components of other income (expense) in 2010 was primarily attributable to non-income taxes and 2009 was primarily attributable to the gain on the sale of New World Jet Corporation. In addition, the accretion of the discount on the note receivable is recorded in interest income.

Reclassifications
Certain reclassifications were made to prior year amounts to conform to the current year presentation. None of the reclassifications affected our net income or loss in any period.

Customer Deposits
Customer deposits consist of amounts that customers are required to remit in advance to the Company in order to secure payment for future purchases and services.

Advertising
The Company expenses all advertising costs as incurred. Advertising expense for the years ended December 31, 2010 and 2009 was approximately $12,800 and $9,300, respectively.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between their financial statement carrying amounts and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income or loss in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Although the Company has federal and state net operating losses available for income tax purposes that may be carried forward to offset future taxable income, the deferred tax assets are subject to a valuation allowance because it is more likely than not that certain of the deferred tax assets will not be realized in future periods. The Company files income tax returns in the United States (federal) and in various state and local jurisdictions. In most instances, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2007.

Fair Value of Financial Instruments
The reported amounts of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to their short maturities. The carrying amounts of debt approximate fair value because the debt agreements provide for interest rates that approximate market. The carrying value of the Note Receivable approximates fair value because it was discounted at a current market rate (See Note 2 for additional information).

Net Income (Loss) Per Common Share
Basic net income (loss) per share applicable to common stockholders is computed based on the weighted average number of shares of the Company's common stock outstanding during the periods presented. Diluted net income per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities, consisting of options and warrants, are excluded from the calculation of the diluted income per share when their exercise prices were greater than the average market price of the common stock during the period.

The following table sets forth the components used in the computation of basic and diluted income per share:

	For the Year Ended December 31,	
	2010(1)	2009(2)
Weighted average common shares outstanding, basic	33,164,453	34,314,400
Common shares upon exercise of options	432,000	—
Common shares upon exercise of warrants	—	—
Weighted average common shares outstanding, diluted	33,596,453	34,314,400

(1) Common shares of 8,350,000 underlying outstanding stock options and warrants for the year ended December 31, 2010 were excluded from the computation of diluted earnings per share as their exercise prices were greater than the average market price of the common stock during the period.

(2) Common shares of 14,667,121 underlying outstanding stock options and warrants for the year ended December 31, 2009, were excluded from the computation of diluted earnings per share as their inclusion would be anti-dilutive.

Stock Based Compensation

Stock-based compensation expense for all share-based payment awards are based on the estimated grant-date fair value. The Company recognizes these compensation costs over the requisite service period of the award, which is generally the option vesting term. For the years ended December 31, 2010 and 2009, the Company incurred stock based compensation of $18,773 and $268,435, respectively. Such amounts have been recorded as part of the Company's selling, general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2010, the unamortized fair value of the options totaled $17,250 and the weighted average remaining amortization period of the options approximated 4.75 years.

Option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each share-based payment award granted during the years ended December 31, 2010 and 2009 were estimated using the Black-Scholes option pricing model with the following weighted average fair values:

	For the Year Ended December 31,	
	2010	2009
Dividend yield	0%	0%
Expected volatility	626%	491%
Risk-free interest rate	1.43%	2.09%
Expected lives	5.0 years	5.0 years

The weighted average fair value of the options on the date of grant, using the fair value based methodology during the years ended December 31, 2010 and 2009, was $0.03 and $0.09, respectively.

Recently Issued Accounting Pronouncements

During 2009, the Financial Accounting Standards Board ("FASB") launched the FASB ASC as the single source of authoritative nongovernmental GAAP. The ASC was effective for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP. Instead, it takes all individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Changes to the ASC subsequent to September 30, 2009, are referred to as Accounting Standards Updates ("ASU").

On June 30, 2009, the FASB issued ASU 2009-01, "Topic 105 – Generally Accepted Accounting Principles, amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU amends the FASB ASC for the issuance of FASB Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU includes FASB SFAS No. 168 in its entirety. ASU 2009-01 was effective for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 had no effect on the operating results or financial condition of the Company.

The FASB issued ASC 810, "Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51). ASC 810 established accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). ASC 810 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of ASC 810, the Company was required to report any non-controlling interests as a separate component of consolidated stockholders' equity. The Company was also required to present any net income or loss allocable to non-controlling interests and net income or loss attributable to the stockholders of the Company separately in its consolidated statements of operations, if significant. ASC 810 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after January 1, 2009. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of ASC 810 are applied prospectively. The Company adopted ASC 810 and reclassified the non-controlling interest in FFH as a separate component of consolidated stockholders' equity on January 1, 2009. The adoption of ASC 810 did not have a material impact on the Company's results of operation or financial condition.

NOTE 4 – Inventories

Inventory consists primarily of maintenance parts and aviation fuel, which the Company dispenses to its customers. The Company also maintains fuel inventories for commercial airlines, to which it charges into-plane fees when servicing commercial aircraft.

Inventories consist of the following:

	December 31,	
	2010	2009
Parts inventory	$ 105,675	$ 95,793
Fuel inventory	90,969	172,049
Other inventory	11,303	10,099
Total inventory	$ 207,947	$ 277,941

Included in fuel inventory are amounts held for third parties of $40,183 and $84,685 as of December 31, 2010 and 2009, respectively, with an offsetting liability included as part of accrued expenses.

NOTE 5 – Property and Equipment

Property and equipment consist of the following:

	December 31,		Estimated
	2010	2009	Useful Life
Aircraft	$ 254,784	$ 254,784	7 – 12 years
Vehicles	232,061	251,897	5 – 10 years
Office furniture and equipment	130,801	109,821	3 – 7 years
Tools and shop equipment	329,561	319,452	3 – 10 years
Leasehold improvements	1,439,157	471,183	10 – 20 years
Building/fuel farm	200,000	200,000	7 – 17 years
Total	2,586,365	1,607,137	
Less: accumulated depreciation and amortization	(668,260)	(518,751)	
Property and equipment, net	$ 1,918,104	$ 1,088,386	

Depreciation and amortization expense from continuing operations for the years ended December 31, 2010 and 2009 was approximately $189,000 and $148,000, respectively.

NOTE 6 – Goodwill and Intangible Assets

As of December 31, 2010, intangible assets not subject to amortization consist exclusively of trade names related to the acquisition of Tech Aviation Services, Inc. in Wilkes-Barre, Pennsylvania.

NOTE 7 – Notes Payable and Line of Credit

Notes payable consist of:

	December 31, 2010	December 31, 2009
EuroAmerican Promissory Note – secured by the assets of the Company, 12% interest only, matures March 2012	$ 750,000	$ 750,000
Birch Hill Capital Promissory Note – secured by the assets of the Company, 7% interest, matures May 2012	397,756	—
Avfuel Promissory Note – secured by a fuel farm of FBOGC, interest at prime plus 350 basis points (6.75% at December 31, 2010), matures December 2015	161,291	200,000
Sellers – Tech, secured by assets of Tech and guaranteed by Saker, 5% interest, matures March 2011	23,494	114,596
Other	21,934	56,143
Subtotal	1,354,475	1,120,739
Less: current portion	(248,000)	(170,922)
Total – long term	$ 1,106,475	$ 949,817

Aggregate annual maturities of debt are as follows:

For the years ended December 31,	Total
2011	$ 248,000
2012	1,025,000
2013	40,000
2014	40,000
2015	1,475
TOTAL	$ 1,354,475

The Birch Hill and EuroAmerican Promissory Notes and Birch Hill line of credit are discussed in Note 2.

NOTE 8 – Income Taxes

As of December 31, 2010 and 2009, the Company had federal net operating loss carryforwards of approximately $1,950,000 and $2,371,000, respectively. In order to fully realize the related deferred tax assets, the Company will need to generate future taxable income. Net operating loss carryforwards of $484,000, $506,000, $83,000, $705,000 and $172,000 expire in 2025, 2026, 2027, 2028 and 2029, respectively.

The Company's deferred tax assets and deferred tax liabilities consisted of the following:

	December 31,	
Deferred tax assets:	2010	2009
Operating loss carryforwards	$ 760,000	$ 936,000
Stock based compensation	123,000	750,000
Deferred start up costs	68,000	64,000
Accrued expenses	19,000	19,000
Total deferred tax assets	970,000	1,769,000
Deferred tax liabilities:		
Goodwill	(13,000)	(42,000)
Property and equipment	(186,000)	(92,000)
Total deferred tax liabilities	(199,000)	(134,000)
Deferred tax assets – net of deferred tax liabilities	771,000	1,635,000
Valuation Allowance	(115,000)	(1,635,000)
Deferred tax assets – net of valuation allowance	$ 656,000	$ —
Change in valuation allowance	$ 1,520,000	$ 1,839,000

The provision for income taxes using the statutory federal tax rate as compared to the Company's effective tax rate is summarized as follows:

	December 31,	
	2010	2009
Tax expense (benefit) at statutory rate	(34.0)%	(34.0)%
State and local income taxes, net of federal	(5.0)%	(5.0)%
Property and equipment	13.0%	—%
Operating loss carry forward	26.0%	—%
Non-deductible expenses	—%	10.0%
Change in valuation allowance	(80.3)%	29.0%
Effective income tax (benefit) rate	(80.3)%	0%

NOTE 9 – Stockholders' Equity

Stock Options
During December 2005, the Board of Directors approved the Stock Option Plan of 2005 (the "Plan") and, during December 2006, the stockholders of Saker approved the Plan at the Company's Annual Meeting of Stockholders. The Plan is administered by the Company's compensation committee and provides for 7,500,000 shares of the common stock to be reserved for issuance under the Plan. Directors, officers, employees, and consultants of the Company are eligible to participate in the Plan. The Plan provides for the awards of incentive and non-statutory stock options. The committee determined the vesting schedule to be up to five years at the time of grant of any options under the Plan, and unexercised options will expire in up to ten years. The exercise price is to be equal to at least 100% of the fair market value of a share of the Common Stock, as determined by the compensation committee, on the grant date. As of December 31, 2010 and 2009, there were 5,975,000 and 6,575,000 shares, respectively, available for grant as options under the Plan.

Details of all options outstanding are presented in the table below:

	Number of Options		Weighted Average Exercise Price
Balance, January 1, 2009	3,285,000	$	0.50
Granted	375,000		0.09
Exercised	—		—
Forfeited	(2,410,000)		0.35
Balance, January 1, 2010	1,250,000		0.64
Granted	600,000		0.03
Exercised	—		—
Forfeited	(325,000)		1.38
Balance, December 31, 2010	1,525,000	$	0.22

On December 1, 2010, the Company granted a stock option under the Plan to each of the four non-employee directors to purchase 25,000 shares of common stock at $0.04 per share, the closing price of the Company's common stock on December 1, 2010. Each option vests on December 1, 2011 and expires on December 1, 2015. These options are collectively valued at $4,000 and are being amortized over the vesting period.

On October 21, 2010, under the terms of an employment agreement, the Company granted an officer a stock option under the Plan to purchase 500,000 shares of common stock at $0.03 per share, the closing price of the Company's common stock on October 20, 2010. This option vests on October 20, 2015 and expires on October 20, 2020. This option is valued at $15,000 and is being amortized over the vesting period.

On December 1, 2010, options collectively representing 75,000 shares expired.

On March 31, 2010, an option for 250,000 shares expired.

On December 1, 2009, the Company granted a stock option under the Plan to each of the four non-employee directors to purchase 25,000 shares of common stock at $0.12 per share, the closing price of the Company's common stock on December 1, 2009. Each option vested on December 1, 2010 and expires on December 1, 2014. These options were collectively valued at $12,000 and were amortized over the vesting period.

On June 18, 2009, the Company granted a stock option under the Plan to an employee to purchase 25,000 shares of common stock at $0.035 per share, the closing price of the Company's common stock on June 17, 2009. The option vested on June 18, 2010 and expires on June 18, 2014. This option was valued at $875 and was amortized over the vesting period.

On January 19, 2009, under the terms of an employment agreement, the Company granted an employee a stock option under the Plan to purchase 250,000 shares of common stock at $0.08 per share, the closing price of the Company's common stock on January 16, 2009. This option vested on January 19, 2010 and expires on January 18, 2015. This option was valued at $20,000 and was amortized over the two-year term of the employment agreement.

On March 1, 2009, a series of options for a former director expired. In total, 75,000 shares underlying those options were forfeited as of that date.

On March 2, 2009, a series of options for a former employee were forfeited in connection with the divestiture discussed in Note 2. In total 500,000 shares underlying those options were forfeited as of that date.

On March 31, 2009, a series of options for a former employee expired. In total, 750,000 shares underlying those options were forfeited as of that date.

On May 1, 2009, options for a series of employees expired. In total, 160,000 shares underlying those options were forfeited as of that date.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
Notes To Consolidated Financial Statements

On June 2, 2009, options for two former directors expired. In total, 150,000 shares underlying those options were forfeited as of that date.

On June 2, 2009, options for three former employees expired. In total, 775,000 shares underlying those options were forfeited as of that date.

A summary of the Company's stock options outstanding and exercisable at December 31, 2010 is presented in the table below:

Exercise Price	Outstanding	Weighted average remaining contractual life of options (in years)	Exercisable	Intrinsic Value
$0.030	500,000	9.81	—	$ 27,500
$0.035	25,000	3.47	25,000	$ 1.250
$0.040	100,000	4.92	—	$ 4,500
$0.080	100,000	2.92	100,000	$ 500
$0.120	100,000	3.92	100,000	$ —
$0.360	200,000	1.61	200,000	$ —
$0.390	250,000	1.25	250,000	$ —
$0.500	250,000	0.25	250,000	$ —
TOTALS	1,525,000		950,000	$ 33,750

Warrants

Details of all warrants outstanding are presented in the table below:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2009	13,117,121	$ 0.74
Granted	2,900,000	0.05
Exercised	—	—
Forfeited	(2,600,000)	0.62
Balance, January 1, 2010	13,417,121	$ 0.71
Granted	—	—
Exercised	—	—
Forfeited	(6,092,121)	0.60
Balance, December 31, 2010	7,325,000	$ 0.62

On March 31, 2010, warrants collectively representing 4,892,121 shares expired.

On August 31, 2010, warrants collectively representing 1,200,000 shares expired.

On December 29, 2009, the Company issued a warrant to purchase up to 2,900,000 shares of the Company's common stock at an exercise price of 0.05 per share. The warrants were issued in connection with a financing event.

On March 2, 2009, a warrant for a former officer of the Company was forfeited in connection with the divestiture discussed in Note 2. In total 600,000 shares underlying this warrant were forfeited as of that date.

On December 28, 2009, under the terms of a settlement agreement, a warrant to purchase up to 2,000,000 shares of the Company's common stock was forfeited.

A summary of the Company's warrants outstanding and exercisable at December 31, 2010 is presented in the table below:

Exercise Price	Outstanding	Weighted average remaining contractual life of warrants (in years)	Exercisable	Intrinsic Value
$0.05	2,900,000	4.00	2,900,000	$ 101,500
$1.00	4,425,000	0.67	4,425,000	$ —
TOTALS	7,325,000		7,325,000	$ 101,500

Restricted Stock
On December 28, 2009, under the terms of a settlement agreement, 600,000 shares of restricted stock were forfeited.

Preferred Stock
As of December 31, 2010 and 2009, the Company has 9,999,154 shares of preferred stock authorized and none issued and outstanding. The Company's Board of Directors currently has the right, with respect to the authorized shares of our preferred stock, to authorize the issuance of one or more series of preferred stock with such voting, dividend and other rights as the directors determine.

NOTE 10 – Employee Benefit Plan

The Company maintains a 401K Plan (the "401K Plan"), which covers all employees of the Company. The 401K Plan contains an option for the Company to match each participant's contribution. Any Company contribution vests over a five-year period on a twenty percent per year basis. In June 2009, the Company suspended its match of participant contributions to the 401K Plan. In July 2010, the Company reinstated its match of participant contributions at a rate of 25% of the first 3% of participant deferrals. Company contributions to the 401K Plan totaled approximately $5,000 and $16,000 for the years ended December 31, 2010 and 2009, respectively.

NOTE 11 – Commitments and Contingencies

Operating Leases under Continuing Operations
The Company leases a facility under the terms of a Fixed Base Operator's Lease and Operating Agreement with the Wilkes-Barre/Scranton International Airport. The agreement has a term of ten years, expiring August 21, 2013, with two five-year renewal periods. The agreement requires payment of monthly rents of $6,250 plus additional payments based on certain of the Company's revenues. These include per-gallon fees for certain fuel sales and commissions on landing, parking, tie-down and other types of fees charged by the Company to its aviation customers.

The Company leases facilities from the City of Garden City, Kansas, which provides for: (a) a 21-year lease term expiring December 31, 2030, with one five-year renewal period; (b) a base rent of $1,035 and $2,187 per month for the first three years and years four through 21 of the lease, respectively. In addition a fuel flowage fee of $.05 and $0.06 per gallon of fuel received by the Company in year one and years two through twenty one, respectively, will be due monthly. The fuel flowage fee is to be reviewed annually by the Garden City Regional Airport, the City of Garden City, and the Company.

Fixed rent expense from continuing operations aggregated approximately $87,420 and $93,600 for the years ended December 31, 2010 and 2009, respectively. Flowage fees on fuel gallons purchased aggregated approximately $69,000 and $72,000 for the years ended December 31, 2010 and 2009, respectively.

Future minimum rental payments under the Company's operating leases are as follows:

For the year ended December 31,		Total
2011	$	87,420
2012		87,420
2013		76,244
2014		26,244
2015		26,244
Thereafter		393,660
TOTAL	$	697,232

Employment Agreements

On October 21, 2010, the Company entered into a new employment agreement with its principal executive officer, which is described in greater detail in Part III, Item 11 of this Annual Report on Form 10-K.

As of December 31, 2010, future severance commitments under the Company's employment agreements aggregate approximately $200,000.

NOTE 12 – Related Parties

The firm of Wachtel & Masyr, LLP provides certain legal services to the Company. William B. Wachtel, a member of the Company's Board of Directors, is a managing partner of the firm. During the years ended December 31, 2010 and 2009, the Company incurred fees of approximately $85,500 and $195,000, respectively, for these legal services. At December 31, 2010 and 2009, the Company recorded in accounts payable an obligation for legal fees to such firm of approximately $4,000 and $14,250, respectively, related to legal services provided by such firm. In addition, Mr. Wachtel is a managing member of Birch Hill Capital, LLC and EuroAmerican Investment Corp.

Effective November 2008, the Company executed a management agreement with a company who has a non-controlling interest in a subsidiary of the Company. The owners of this company include the children of a member of the Company's Board of Directors. The agreement requires a management fee of 10% of gross receipts of the subsidiary and a "success fee" of 50% of pre-tax profits; as such term is defined in the management agreement. The non-controlling interest is one percent of the subsidiary of the Company and there is no existing arrangement as to additional interests to be purchased in the future. Total fees in 2010 and 2009 aggregated approximately $2,008,000 and $1,553,000, respectively, of which $1,115,000 and $532,000 is included in accrued expenses at December 31, 2010 and 2009, respectively. As part of the fee arrangement, certain capital expenditures for the subsidiary are to be funded by the non-controlling interest, per the operating agreement between the parties. The Company funded certain capital improvements aggregating $922,946 in 2010 on behalf of the non-controlling interest. Pursuant to the Agreement, the $922,946 funded by the Company was deducted from amounts due to the non-controlling interest and recorded as additional paid in capital.

NOTE 13 – Litigation

From time to time, the Company may be a party to one or more claims or disputes which may result in litigation. The Company's management does not, however, presently expect that any such matters will have a material adverse effect on the Company's business, financial condition or results of operations.

NOTE 14 – Subsequent Events

On January 11, 2011, the Company acquired 124,031 of its common shares at $0.09 per share in connection with the transition of the Company's 401K Plan to a new provider. Such shares were contributed to the Company's capital. The Company has evaluated subsequent events which have occurred after December 31, 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, including our President, Chief Executive Officer and principal financial officer (the same executive is both our principal executive officer and principal financial officer), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon, and as of the date of that evaluation, our President, Chief Executive Officer and principal financial officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports filed and submitted by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is (i) recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to our management, including our President, Chief Executive Officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change to our internal control over financial reporting during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Moreover, over time controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in the design of an internal control system, misstatements due to error or fraud may occur and not be detected. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

During the year ended December 31, 2010, we hired an experienced controller with appropriate US GAAP expertise for certain complex transactions. This addition eliminates the need to engage external, consulting resources to accommodate complex transactions, should they occur.

Under the supervision and with the participation of management, including our principal executive officer/principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

ITEM 9B. OTHER INFORMATION

None.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CORPORATE GOVERNANCE

The following table contains certain information related to the directors and executive officers of Saker as of March 29, 2011:

Name	Age	Position
Ronald J. Ricciardi	49	Director, Chairman of the Board, President & Chief Executive Officer
William B. Wachtel	56	Director
Donald Hecht	77	Director
Jeffrey B. Mendell	57	Director
Alvin S. Trenk	81	Director

Each of our directors is re-elected at the Annual Meeting of Stockholders to serve until the next Annual Meeting of Stockholders or until his successor is duly elected and shall have qualified. Our officers are elected annually by the Board of Directors to serve at the discretion of the Board.

Business History

Ronald J. Ricciardi - Director, Chairman of the Board, President & Chief Executive Officer

Mr. Ricciardi had served as the President and a director of Arizona FBO Air, Inc. since its inception and was designated as its Chief Executive Officer on January 2, 2004. He was appointed our President and a director of our company and designated as our Chief Executive Officer effective with the reverse merger transaction on August 20, 2004. On December 12, 2006, he was elected as our Vice Chairman of the Board. On March 2, 2009, he was re-appointed as our President and designated as our Chief Executive Officer. On April 8, 2009, Mr. Ricciardi was elected as our Chairman of the Board.

Mr. Ricciardi is a senior executive with extensive general management experience in entrepreneurial and large companies. Before joining the Arizona FBO Air, Mr. Ricciardi was President and CEO of P&A Capital Partners, Inc., an entertainment finance company established to fund the distribution of independent films. Mr. Ricciardi was also co-founder, Chairman and CEO of eTurn, Inc., a high technology service provider, for which he developed a consolidation strategy, negotiated potential merger/acquisition candidates, prepared private placement materials and executed numerous private, institutional and venture capital presentations. After a management career at Pepsi-Cola Company and the Perrier Group of America, Mr. Ricciardi was President and CEO of Clearidge, Inc., a leading regional consumer products company, where he provided strategic and organizational development, and led a consolidation effort that included 14 transactions, which more than tripled their revenue over four years.

William B. Wachtel - Director

Mr. Wachtel was elected as a director and our Chairman of the Board on March 31, 2005. Mr. Wachtel served as our Chairman until April 8, 2009, when he resigned from such capacity but remained a member of the Board.

Mr. Wachtel has been a managing partner of Wachtel & Masyr, LLP, or its predecessor law firm (Gold & Wachtel, LLP), since its founding in August 1984. Such firm provides certain legal services to the Company. He is a co-founder of the Drum Major Institute, an organization carrying forth the legacy of the late Reverend Martin Luther King, Jr.

Donald Hecht - Director

Mr. Hecht was first elected as a director effective September 15, 2006, and has served in that capacity since then.

Mr. Hecht has, since 1966, been a managing partner of Hecht and Company, P.C., a certified public accounting firm. He has served on the board of directors of other public companies.

Jeffrey B. Mendell - Director

Mr. Mendell was first elected as a director on September 30, 2004, and has served in that capacity since then.

Mr. Mendell is, and has been since 1983, the Chairman & CEO of JBM Realty, a private real estate company headquartered in Greenwich, Connecticut. This company is active in the development, financing and sale of residential and commercial properties. His most recent project was the development of Greenwich Shore, a luxury rental apartment project overlooking Long Island Sound in Greenwich, Connecticut.

Earlier in his career, Mr. Mendell was an executive with Citicorp Real Estate, Inc. in New York City and he is a licensed real estate broker in the State of New York

Alvin S. Trenk - Director

Mr. Trenk was first elected as a director and our Chairman of the Board effective with the reverse merger transaction on August 20, 2004. He resigned as the Chairman of the Board on March 31, 2005, but has served as a director since August 20, 2004.

Mr. Trenk has served as Chairman and CEO of Air Pegasus since 1981 and, from 1997 to 2003, as Chairman, President and CEO of Sightseeing Tours of America, Inc. and Liberty Helicopters, Inc., privately held corporations operating public use heliports in New York and providing helicopter air tours and charter and air services. From 1976 to 1980, Mr. Trenk was Vice Chairman of Kenton Corporation, a diversified publicly-traded corporation, where he also served as President and CEO of Charles Town Turf Club, owner and operator of thoroughbred race tracks in West Virginia, and Chairman and CEO of International Health Company, which owned and operated a national chain of artificial kidney centers.

Family Relationships

There are no family relationships among our directors.

Other Directorships

None of our directors serves as a director of a company with a class of securities registered pursuant to Section 12 of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Code of Ethics

On May 19, 2006, our Board of Directors adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions as well as all of our other employees and directors. We will provide to any person, without charge, upon request, a copy of our Code of Ethics upon written or oral request to Ronald J. Ricciardi, Chairman of the Board, Saker Aviation Services, Inc., 101 Hangar Road, Wilkes-Barre/Scranton International Airport, Avoca, PA 18641, or by telephone at: (570) 457-3400.

Committees of the Board of Directors

There are three committees of the Board of Directors: the Audit Committee comprised of Donald Hecht and Ronald J. Ricciardi; the Compensation Committee comprised of Jeffrey B. Mendell, Chairman, and Alvin S. Trenk, and the Nominating Committee comprised of Jeffrey B. Mendell and Ronald J. Ricciardi.

Section 16(a) of the Exchange Act Beneficial Ownership Reporting Compliance

Based solely on a review of Forms 3 and 4 and amendments thereto, furnished to us during the fiscal year ended December 31, 2010 and Forms 5 and amendments thereto, furnished to us with respect to the fiscal year ended December 31, 2010, each director and officer timely reported all of his transactions during that most recent fiscal year as required by Section 16(a) of the Exchange Act, except for one late Form 4 for each of our directors reporting an option grant.

Corporate Governance

There have been no changes to the procedures by which our security holders may recommend nominees to its Board of Directors since the Board set forth such policy in its proxy statement for its Annual Meeting of Stockholders held on July 15, 2010.

Our Board of Directors has determined that Donald Hecht qualifies as an audit committee financial expert on its Audit Committee, as such term is defined in applicable Commission rules, and is "independent" as that term is defined by the rules of The Nasdaq Stock Market, Inc. ("Nasdaq").

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the annual and long-term compensation paid by us for services performed on our behalf with respect to the person who served as our Chief Executive Officer during the fiscal years ended December 31, 2010 or 2009. The person named in the table is the only person who served as our principal executive officer or principal financial officer in fiscal 2010. We have no other executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Ronald J. Ricciardi, Chairman of the Board	2010	179,932	30,377	15,000	13,899	239,207
President & CEO	2009	172,083	—	—	20,300	192,383

1. Mr. Ricciardi received a base salary of $175,000 through October 20, 2010, and $200,000 thereafter.

2. Mr. Ricciardi received on October 21, 2010 an option for 500,000 shares at $0.03 per share, the closing price of the common stock on October 20, 2010, which option shall vest on October 21, 2015 and be exercisable for the succeeding five years.

3. Mr. Ricciardi receives health insurance coverage estimated at a value of $1,100 per month. Mr. Ricciardi received a match to his 401K contributions from us amounting to approximately $700 in 2010 and approximately $3,300 in 2009.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2010

Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date
	250,000	1.60	03/31/2010
Ronald J. Ricciardi	250,000	0.50	03/31/2011
	250,000	0.39	03/31/2012
	500,000	0.03	10/21/2020

1. As part of his revised employment agreement, Mr. Ricciardi received on October 21, 2010 an option for 500,000 shares at $0.03 per share, the closing price of the common stock on October 20, 2010, which option shall vest on October 21, 2015 and be exercisable for the succeeding five years. As part of his previous employment agreement, Mr. Ricciardi: (a) received on April 1, 2006 an option for 250,000 shares at $0.50 per share, the closing sales price on March 31, 2006, which is currently exercisable; and (b) received as of April 1, 2007 an option for 250,000 shares at $0.39 per share, the closing sales price on March 31, 2007, which is currently exercisable. Mr. Ricciardi also received on April 1, 2005 an option for 250,000 shares at $1.60 per share, which option expired on March 31, 2010.

2010 DIRECTOR COMPENSATION TABLE

Name	Fees Earned in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Donald Hecht	—	1,000	1,000
Jeffrey B. Mendell	—	1,000	1,000
Alvin S. Trenk	—	1,000	1,000
William B. Wachtel	—	1,000	1,000

1. Non-employee Directors are each entitled to a fee of $1,000 per board meeting and $750 and $500 per committee meeting for committee chairman and committee members, respectively. Each director is also entitled to reimbursement for expenses incurred in connection with attendance at meetings of the Board of Directors. During 2010, in consideration of our financial situation, each non-employee director waived his cash fees and expenses.

2. Each non-employee director is eligible to be granted an annual option to purchase shares of our common stock. On December 1, 2010, the compensation committee granted each non-employee director an option for their service in 2010. Each option was for 25,000 shares and was priced at $0.04 per share, which was the closing sales price of our common stock on December 1, 2010. The options vest on December 1, 2011 and may be exercised until December 1, 2015.

Employment Agreements

On October 21, 2010, the Board of Directors authorized the execution of a new employment agreement with Mr. Ricciardi. This agreement calls for Mr. Ricciardi to serve as our President, Chief Executive Officer, and as Chairman of the Board of Directors and is for a term of three years. We have the option to extend such agreement for an additional two year period. The employment agreement calls for an initial base annual salary of $200,000 with subsequent annual increases at the discretion of the Board of Directors. Incentive bonus payments may be made annually in the amount of 3% of pre-tax income provided that we meet or exceed our annual operating plan for earnings before interest, taxes, depreciation and amortization. Additionally, Mr. Ricciardi was granted an option to acquire 500,000 shares of our common stock. This option vests on October 21, 2015 and is exercisable for a subsequent term of five years ending on October 21, 2020. Should we not exercise our option to extend Mr. Ricciardi's employment agreement for the additional two year period, Mr. Ricciardi shall forfeit 200,000 shares of his stock option, with the remaining 300,000 shares vesting on October 21, 2013 and being exercisable until October 21, 2018.

Additional Narrative Disclosure

We do not offer a defined retirement or pension plan. Our 401k Plan (the "401K Plan") covers all of our employees. The 401K Plan contains an option for us to match each participant's contribution. Any contributions by us vest over a five-year period on a 20% per year basis. In June 2009, we suspended our match of participant contributions. In July 2010, we reinstated our match of participant contributions at a rate of 25% of the first 3% of participant deferrals. Our contributions to the 401K Plan totaled approximately $5,000 and $16,000 for the years ended December 31, 2010 and 2009, respectively.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Owners

The following table presents certain information as of March 29, 2011 regarding the beneficial ownership of our Common Stock by:

- each of our current executive officers and directors; and
- all of our current directors and executive officers as a group; and
- each other person or entity known by us to own beneficially 5% or more of our issued and outstanding common stock.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned (1)
Ronald J. Ricciardi (2)	1,643,575 (3)	4.9 %
William B. Wachtel (4)	6,021,907 (5)	17.7 %
Alvin S. Trenk (4)	1,472,944 (6)	4.4 %
Donald Hecht (4)	366,700 (6)	1.1 %
Jeffrey B. Mendell (4)	310,293 (7)	0.9 %
All directors and officers As a group (5 in number)	9,815,419	29.6 %

(1) The percentages computed in the table are based upon 33,164,453 shares of our common stock, which were outstanding on March 29, 2011. Effect is given, pursuant to Rule 13-d(1)(i) under the Exchange Act, to shares of our common stock issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days of March 29, 2011.

(2) Ronald J. Ricciardi is our President and Chief Executive Officer and he also serves as Chairman of the Board and as a director. Mr. Ricciardi's address is 101 Hangar Road, Avoca, Pennsylvania 18641.

(3) The shares of the Common Stock reported in the table include: (a) 250,000 shares issuable upon the exercise of an option expiring March 31, 2011, which is currently exercisable; (b) 250,000 shares issuable upon the exercise of an option expiring March 31, 2012, which is currently exercisable; and (c) 100,000 shares issuable upon the exercise of a warrant expiring August 31, 2011, which is currently exercisable. The shares of our common stock reported in the table do not reflect 500,000 shares issuable upon the exercise of an option granted on October 21, 2010, which shall become exercisable on October 21, 2015.

(4) The reporting person is a director. The address of each director is 101 Hangar Road, Avoca, Pennsylvania 18641.

(5) The shares of our common stock reported in the table include: (a) 750,000 shares issuable upon the exercise of a warrant expiring August 31, 2011, which is currently exercisable; (b) 25,000 shares issuable upon the exercise of an option expiring April 18, 2012, which is currently exercisable; (c) 25,000 shares issuable upon the exercise of an option expiring December 1, 2012, which is currently exercisable; and (d) 25,000 shares issuable upon the exercise of an option expiring December 1, 2013, which is currently exercisable; (e) 25,000 shares issuable upon the exercise of an option expiring December 1, 2014, which option is currently exercisable. The shares of our common stock reported in the table do not reflect (x) 333,400 shares of our common stock and (y) 200,000 shares issuable upon the exercise of a warrant expiring August 31, 2011 (which is currently exercisable) acquired by Wachtel & Masyr, LLP, which provides certain legal services for us, in the private placement which we closed on September 1, 2006. Mr. Wachtel is a managing partner of such firm, but does not have sole dispositive or voting power with respect to such firm's securities.

(6) The shares of our common stock reported in the table include: (a) 500,000 shares issuable upon the exercise of a warrant expiring August 31, 2011, which is currently exercisable; (b) 25,000 shares issuable upon the exercise of an option expiring April 18, 2012, which is currently exercisable; (c) 25,000 shares issuable upon the exercise of an option expiring December 1, 2012, which is currently exercisable; (e) 25,000 shares issuable upon the exercise of an option expiring December 1, 2013, which is currently exercisable; and (f) 25,000 shares issuable upon the exercise of an option expiring December 1, 2014, which is currently exercisable.

(7) The shares of our common stock reported in the table include: (a) 100,000 shares issuable upon the exercise of a warrant expiring August 31, 2011 which is currently exercisable; (b) 25,000 shares issuable upon the exercise of an option expiring April 18, 2012, which is currently exercisable; (c) 25,000 shares issuable upon the exercise of an option expiring December 1, 2012, which is currently exercisable; (d) 25,000 shares issuable upon the exercise of an option expiring December 1, 2013, which is currently exercisable; and (e) 25,000 shares issuable upon the exercise of an option expiring December 1, 2014, which is currently exercisable.

Securities Authorized for Issuance under Equity Compensation Plans

The following table set forth certain information, as of December 31, 2010, with respect to securities authorized for issuance under equity compensation plans. The only security being so offered is our common stock.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,525,000	$ 0.219	5,975,000
Equity compensation plans not approved by security holders	–	$ –	–
Total	1,525,000	$ 0.219	5,975,000

We received stockholder approval on December 12, 2006 for the Saker Aviation Services, Inc. Stock Option Plan of 2005 which relates to 7,500,000 shares of our common stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

The law firm of Wachtel & Masyr, LLP provides certain legal services to us. William B. Wachtel, a member of our Board of Directors, is a managing partner of this firm. During the year ended December 31, 2010, we were billed by such firm for legal services in the amount of $85,500. At December 31, 2010, we had recorded in accounts payable an obligation for legal fees of approximately $4,000 related to these legal services.

Our Board of Directors adopted a Policy and Procedure Governing Related Party Transactions on April 26, 2007, which policy delegates certain functions related to the review and approval of related party transactions to the audit committee and the compensation committee.

Director Independence

Our Board of Directors made the determination of director independence in accordance with the definition set forth in the Nasdaq rules. Under such definition, each of Donald Hecht, Jeffrey B. Mendell, and Alvin S. Trenk qualify as independent.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed for professional services rendered were approximately $81,000 by Kronick Kalada Berdy & Co. for 2010 and approximately $118,000 by Kronick Kalada Berdy & Co. and Marcum LLP for 2009 for the audits of our annual financial statements for the fiscal years ended December 31, 2010 and 2009 and the reviews of the financial statements included in the Company's Forms 10-Qs for those fiscal years.

Audit-Related Fees. The aggregate fees billed for professional services categorized as Audit-Related Fees rendered were $0 for the fiscal years ended December 31, 2010 and 2009.

Tax Fees. For the years ended December 31, 2010 and 2009, the aggregate fees billed for services categorized as Tax Fees were $26,500 and $20,000, respectively.

All Other Fees. The aggregate fees billed for services categorized as All Other Fees rendered by the principal accountant were $0 for the fiscal years ended December 31, 2010 and 2009.

Audit Committee Policies and Procedures. The audit committee must pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent registered public accountants, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which nonetheless must be approved by the audit committee of the Board of Directors prior to the completion of the audit. Each year the audit committee approves the engagement of our independent registered public accountant to audit our financial statements, including the associated fee, before the filing of the previous year's Annual Report on Form 10-K. At the beginning of the fiscal year, the audit committee will evaluate other known potential engagements of the independent registered public accountants, including the scope of work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent registered public accountant's independence from management. At each such subsequent meeting, the registered public accountants and management may present subsequent services for approval. Typically, these would be services such as due diligence for an acquisition, that would not have been known at the beginning of the year.

Since December 17, 2009 when our Board of Directors initially authorized the engagement of Kronick Kalada Berdy & Co., and since September 24, 2004 when our Board of Directors initially authorized the engagement of Marcum LLP, pursuant to the Commission rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each subsequent engagement of Marcum LLP and Kronick Kalada Berdy & Co, has been approved in advance by the audit committee of the Board of Directors, and none of these engagements made use of the de minimus exception to the pre-approval contained in Section 10A(i)(1)(B) of the Exchange Act.

Part VI

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

The consolidated financial statements of Saker Aviation Services, Inc. and subsidiaries as of December 31, 2010 and 2009 and for each of the years then ended, and the Report of Independent Registered Public Accounting Firm thereon, are included herein as shown in the "Table of Contents to Consolidated Financial Statements."

(b) Financial Statement Schedules

None.

(c) Exhibits

Exhibit No.	Description of Exhibit
3 (i) (2)	Certificate of Designations. (1)
3 (i) (3)	Articles of Merger (Changing name to Saker Aviation Services, Inc. (3) (Exhibit 3.1)
3 (i)	Restated Articles of Incorporation.(2)
3(ii)	Bylaws of Saker Aviation Services, Inc. (3) (Exhibit 3.2)
4.1	Form of Common Stock Certificate. (4)
4.2	Copy of Warrant expiring August 31, 2011. (4)
4.3	Copy of Warrant expiring December 29, 2014 (4)
10.1	Share Exchange Agreement between Saker Aviation Services, Inc., Airborne, Inc. and John and Daphne Dow dated March 2, 2009. (4)
10.2	Loan Agreement between Saker Aviation Services, Inc. and Airborne, Inc. dated March 2, 2009. (4)
10.3	Promissory Note between Airborne, Inc. and Saker Aviation Services, Inc. dated March 2, 2009. (4)
10.4	Loan Agreement between Saker Aviation Services, Inc. and EuroAmerican Investment Corp. dated March 2, 2009. (4)
10.5	Promissory Note between Saker Aviation Services, Inc. and EuroAmerican Investment Corp. dated March 2, 2009. (4)
10.6	Loan Agreement between Saker Aviation Services, Inc. and Five Star Bank dated March 2, 2009. (4)
10.7	Security Agreement between Saker Aviation Services, Inc. and Five Star Bank dated March 2, 2009. (4)

10.8	Line of Credit Note between Saker Aviation Services, Inc., Airborne, Inc., and Five Star Bank dated March 2, 2009. (4)
10.9	Assignment and Allonge between Five Star Bank and Birch Hill Capital dated December 29, 2009. (4)
* 10.10	Employment Agreement dated as of October 21, 2010 by and between Ronald J. Ricciardi and Company. (5)
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act (principal executive and financial officer).
32.1	Certification pursuant to Section 1350 Certification of Sarbanes-Oxley Act of 2002.

* Management compensatory plan or arrangement

Footnotes:

(1) Incorporated by reference from Exhibit 3.16 to the Company's Current Report on Form 8-K filed on December 18, 2006.

(2) Incorporated by reference from the Company's Current Report on Form 8-K filed on October 1, 2009.

(3) Incorporated by reference from the Company's Current Report on Form 8-K filed on April 6, 2005.

(4) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(5) Incorporated by reference from the Company's Current Report on Form 8-K filed on October 26, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Saker Aviation Services, Inc.
(Registrant)

Date: March 29, 2011

By: /s/ Ronald J. Ricciardi

Ronald J. Ricciardi,
Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Ronald J. Ricciardi Ronald J. Ricciardi	Chairman of the Board, President, Chief Executive Officer	March 29, 2011
/s/ Donald Hecht Donald Hecht	Director	March 29, 2011
/s/ Jeffrey B. Mendell Jeffrey B. Mendell	Director	March 29, 2011
/s/ Alvin S. Trenk Alvin S. Trenk	Director	March 29, 2011
/s/ William B. Wachtel William B. Wachtel	Director	March 29, 2011

[This page intentionally left blank.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Quarterly Period Ended June 30, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File Number: 000-52593

SAKER AVIATION SERVICES, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0617649 (I.R.S. Employer Identification No.)
101 Hangar Road, Avoca, PA (Address of principal executive offices)	18641 (Zip Code)

(570) 457-3400
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of August 14, 2011, the registrant had 33,040,422 shares of its common stock, $0.001 par value, issued and outstanding.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
Form 10-Q
June 30, 2011

Index

PART I - FINANCIAL INFORMATION

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2011 (Unaudited)	December 31, 2010
CURRENT ASSETS		
Cash	$ 995,492	$ 1,541,992
Accounts receivable	1,645,425	1,360,203
Inventories	256,713	207,947
Note receivable – current portion, less discount	97,610	94,263
Prepaid expenses and other current assets	399,252	352,473
Deferred income taxes	294,000	294,000
Total current assets	3,688,492	3,850,878
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $769,710 and $668,260 respectively	2,579,689	1,918,104
OTHER ASSETS		
Deposits	446,590	444,472
Note receivable, less current portion and discount	352,132	401,789
Intangible assets	135,000	100,000
Goodwill	2,368,284	2,368,284
Deferred income taxes	186,000	362,000
Total other assets	3,488,006	3,676,545
TOTAL ASSETS	$ 9,756,187	$ 9,445,527

LIABILITIES AND STOCKHOLDERS' EQUITY

	June 30, 2011 (Unaudited)	December 31, 2010
CURRENT LIABILITIES		
Accounts payable	$ 616,323	$ 443,814
Customer deposits	243,954	240,415
Line of credit	500,000	500,000
Accrued expenses	648,493	1,406,475
Notes payable – current portion	959,271	248,000
Total current liabilities	2,968,041	2,838,704
LONG-TERM LIABILITIES		
Notes payable - less current portion	348,065	1,106,475
Total liabilities	3,316,106	3,945,179
STOCKHOLDERS' EQUITY		
Controlling interest		
Preferred stock - $.001 par value; authorized 9,999,154; none issued and outstanding	—	—
Common stock - $.001 par value; authorized 100,000,000; 33,040,422 and 33,164,453 shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	33,040	33,164
Additional paid-in capital	19,643,067	19,651,434
Accumulated deficit	(15,830,163)	(16,070,005)
Total controlling interest	3,845,944	3,614,593
Non-controlling interest	2,594,137	1,885,755
TOTAL STOCKHOLDERS' EQUITY	6,440,081	5,500,348
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,756,187	$ 9,445,527

See notes to condensed consolidated financial statements.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2011	2010	2011	2010
REVENUE	$ 4,574,759	$ 3,250,546	$ 7,349,977	$ 5,531,525
COST OF REVENUE	2,316,724	1,484,507	3,873,194	2,743,998
GROSS PROFIT	2,258,035	1,766,039	3,476,783	2,787,527
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,732,223	1,367,449	2,924,731	2,419,257
OPERATING INCOME	525,812	398,590	552,052	368,270
OTHER INCOME (EXPENSE)				
OTHER INCOME (EXPENSE), net	(43,647)	(89,519)	(76,828)	(91,734)
INTEREST INCOME	9,217	330	18,812	633
INTEREST EXPENSE	(39,243)	(45,504)	(78,194)	(88,248)
TOTAL OTHER INCOME (EXPENSE)	(73,673)	(134,693)	(136,210)	(179,349)
INCOME BEFORE INCOME TAX EXPENSE	452,139	263,897	415,842	188,921
DEFERRED INCOME TAX EXPENSE	176,000	—	176,000	—
NET INCOME	276,139	263,897	239,842	188,921
Net income per Common Share – Basic and Diluted	$ 0.01	$ 0.01	$ 0.01	$ 0.01
Weighted Average Number of Common Shares Outstanding – Basic	33,040,422	33,164,453	33,047,960	33,164,453
Weighted Average Number of Common Shares Outstanding – Diluted	34,743,200	33,164,453	34,750,738	33,164,453

See notes to condensed consolidated financial statements.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 239,842	$ 188,921
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	166,565	76,347
Management fee recorded through additional paid in capital	708,382	474,832
Loss on dispositions of equipment	2,799	—
Stock based compensation	3,498	7,784
Changes in operating assets and liabilities:		
Accounts receivable	(285,222)	(394,124)
Inventories	(48,766)	24,956
Prepaid expenses and other current assets	(46,779)	(145,129)
Deposits	(2,118)	(50,757)
Deferred income taxes	176,000	—
Accounts payable	172,509	246,192
Customer deposits	3,539	60,618
Accrued expenses	(757,982)	473,204
Security deposits	—	50,126
TOTAL ADJUSTMENTS	(83,575)	824,049
NET CASH PROVIDED BY OPERATING ACTIVITIES	332,267	1,012,970
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposition of equipment	65,247	—
Payment of note receivable	46,310	55,145
Purchase of property and equipment	(931,196)	(790,458)
NET CASH USED IN INVESTING ACTIVITIES	(819,639)	(735,313)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock, retired	(11,989)	—
Repayment of notes payable	(47,139)	(58,611)
NET CASH USED IN FINANCING ACTIVITIES	(59,128)	(58,611)
NET CHANGE IN CASH	(546,500)	219,046
CASH – Beginning	1,541,992	574,847
CASH – Ending	$ 995,492	$ 793,893
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the periods for:		
Interest	$ 78,194	$ 88,248
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:		
Line of credit restructuring	$ —	$ 500,000

See notes to condensed consolidated financial statements.

NOTE 1 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial statements and with the instructions to Quarterly Report on Form 10-Q as promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and disclosures required for annual financial statements. These condensed consolidated financial statements should be read in conjunction with the financial statements and related footnotes for Saker Aviation Services, Inc. and its subsidiaries (collectively, the "Company"), which appear in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and filed with the Securities and Exchange Commission.

The condensed consolidated balance sheet as of June 30, 2011 and the condensed consolidated statements of operations and cash flows for the three and six months ended June 30, 2011 and 2010 have been prepared by the Company without audit. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) necessary to make the Company's financial position as of June 30, 2011 and its results of operations for the three and six months and cash flows for the six months ended June 30, 2011 not misleading have been included. The results of operations for the three and six months ended June 30, 2011 are not necessarily indicative of the results to be expected for any full year or any other interim period.

NOTE 2 – Management's Liquidity Plans

As of June 30, 2011, the Company had cash of $995,492 and had a working capital surplus of $720,451. The Company generated revenue of approximately $7,350,000 and net income of approximately $240,000 for the six months ended June 30, 2011.

On July 20, 2011, the Company entered into a loan agreement (the "Loan Agreement") with Bank of America. The Loan Agreement provides the Company with (i) a revolving line of credit agreement (the "B of A Credit Facility") in the amount of $650,000, and (ii) a $318,198 term loan facility (the "B of A Term Loan).

The B of A Credit Facility, which was fully extended at the filing of this report, requires interest payments based on outstanding balances at an interest rate of 30-day LIBOR plus 300 basis points, and is annually renewable at Bank of America's option. An annual fee of 0.50% is incurred against the total availability of the B of A Credit Facility. The B of A Term Loan is amortized over 48 months at an interest rate of 4.2%. A one-time origination fee of 1.0% was incurred for the B of A Term Loan.

The Company used $500,000 of the proceeds from the B of A Credit Facility to repay the revolving line of credit agreement (the "Prior Credit Facility") dated March 3, 2009 and made jointly and severally by the Company and Airborne, Inc., a former subsidiary that was divested in March of 2009 ("Airborne"), in favor of Birch Hill Capital, LLC ("Birch Hill"). The Prior Credit Facility required interest payments based on outstanding balances at an interest rate of prime plus 350 basis points (6.75% as of June 30, 2011) and was payable upon demand by Birch Hill.

The use of proceeds of the B of A Term Loan was the repayment of the remaining principal that resulted when, on May 7, 2010, the Prior Credit Facility was modified to reduce the maximum line of credit to $500,000 and to reclassify the remaining $500,000 into a promissory note that provided for a 36-month amortization with a 24-month balloon payment of outstanding principal and interest at 7% per year.

The Company used $150,000 of the proceeds from the B of A Credit Facility, along with $600,000 in cash on hand, to repay a Loan Agreement with EuroAmerican Investment Corp. ("EuroAmerican"), pursuant to which EuroAmerican loaned the Company an aggregate of $750,000.

As a result of the Company's repayment of the Prior Credit Facility and EuroAmerican loan, such arrangements have been terminated and Airborne is no longer a co-borrower. The warrants issued to Birch Hill in connection with its financing event remain in place.

The Company is party to a concession agreement with the City of New York for the operation of the Downtown Manhattan Heliport (the "Heliport"). Under this agreement, the Company must pay the greater of 18% of the first $5 million in program year gross receipts and 25% of gross receipts in excess of $5 million or minimum annual guaranteed payments that began at $1.2 million in Year 1 of the agreement, which commenced on November 1, 2008, and increase to approximately $1.7 million in Year 10 of the agreement, which expires on October 31, 2018. During the six months ended June 30, 2011, the Company incurred with the City of New York approximately $726,000 in concession fees, which is included in the cost of revenue. The Company also agreed, pursuant to this agreement, to make certain capital improvements and safety code compliance upgrades to the Heliport in the amount of $1,000,000 within two years following the receipt of building permits for the capital improvements and another $1,000,000 by the end of the fifth year of the Agreement. At June 30, 2011, the Company had made approximately $1,840,000 in capital improvements at the Heliport pursuant to the concession agreement. The Company believes that cash flow from the operation of the Heliport will be sufficient to satisfy the minimum annual guarantee and to fund the remaining capital improvements as required under the agreement.

NOTE 3 - Summary of Significant Accounting Policies

Principles of Consolidation
The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, FBO Air Wilkes-Barre, Inc. d/b/a Saker Aviation Services ("FBOWB"), FBO Air Garden City, Inc. d/b/a Saker Aviation Services ("FBOGC"), and its majority-owned subsidiary FirstFlight Heliports, LLC d/b/a Saker Aviation Services ("FFH"). All significant inter-company accounts and transactions have been eliminated in consolidation.

Reclassifications
Certain reclassifications were made to the prior period amounts to conform to the current period presentation. None of the reclassifications affected our net income or loss in any period.

Net Income Per Common Share
Basic net income per share applicable to common stockholders is computed based on the weighted average number of shares of the Company's common stock outstanding during the periods presented. Diluted net income per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities, consisting of options and warrants, are excluded from the calculation of the diluted income per share when their exercise prices were greater than the average market price of the common stock during the period.

The following table sets forth the components used in the computation of basic and diluted income per share:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2011*	2010*	2011*	2010*
Weighted average common shares outstanding, basic	33,040,422	33,164,453	33,047,960	33,164,453
Common shares upon exercise of options	1,702,778	—	1,702,778	—
Weighted average common shares outstanding, diluted	34,743,200	33,164,453	34,750,738	33,164,453

* Outstanding stock options and warrants aggregating 4,975,000 and 9,503,587, respectively, were excluded from the compilation of diluted earnings per share as their exercise prices were greater than the average market price of the common stock for the three and six months ended June 30, 2011 and 2010, respectively.

Stock Based Compensation
Stock-based compensation expense for all share-based payment awards are based on the grant-date fair value. The Company recognizes these compensation costs over the requisite service period of the award, which is generally the option vesting term. For the six months ended June 30, 2011 and 2010, the Company incurred stock based compensation of $3,498 and $7,748, respectively. Such amounts have been recorded as part of the Company's selling, general and administrative expenses in the accompanying condensed consolidated statements of operations. As of June 30, 2011, the unamortized fair value of the options totaled $11,250.

Option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Recently Issued Accounting Pronouncements

During 2009, the Financial Accounting Standards Board ("FASB") launched the FASB ASC as the single source of authoritative nongovernmental GAAP. The ASC was effective for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP. Instead, it takes all individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Changes to the ASC subsequent to September 30, 2009, are referred to as Accounting Standards Updates ("ASU").

On June 30, 2009, the FASB issued ASU 2009-01, "Topic 105 – Generally Accepted Accounting Principles, amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU amends the FASB ASC for the issuance of FASB Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU includes FASB SFAS No. 168 in its entirety. ASU 2009-01 was effective for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 had no effect on the operating results or financial condition of the Company.

The FASB issued ASC 810, "Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51). ASC 810 established accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). ASC 810 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of ASC 810, the Company was required to report any non-controlling interests as a separate component of consolidated stockholders' equity. The Company was also required to present any net income or loss allocable to non-controlling interests and net income or loss attributable to the stockholders of the Company separately in its consolidated statements of operations, if significant. ASC 810 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after January 1, 2009. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of ASC 810 are applied prospectively. The Company adopted ASC 810 and reclassified the non-controlling interest in FFH as a separate component of consolidated stockholders' equity on January 1, 2009. The adoption of ASC 810 did not have a material impact on the Company's results of operation or financial condition.

NOTE 4 - Inventories

Inventories consist primarily of maintenance parts and aviation fuel, which the Company sells to its customers. The Company also maintains fuel inventories for commercial airlines, to which it charges into-plane fees when servicing commercial aircraft. A summary of inventories as of June 30, 2011 and December 31, 2010 is set forth in the following table:

	June 30, 2011	December 31, 2010
Parts inventory	$ 111,517	$ 105,675
Fuel inventory	123,551	90,969
Other inventory	21,645	11,303
Total inventory	$ 256,713	$ 207,947

Included in inventories are amounts held for third parties of $111,660 and $106,547 as of June 30, 2011 and December 31, 2010, respectively, with an offsetting liability included as part of accrued expenses.

SAKER AVIATION SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 - Stockholders' Equity

Stock Options
Details of all options outstanding are presented in the table below:

	Number of Options	Weighted Average Exercise Price
Balance, January 1, 2011	1,525,000	$ 0.22
Granted	—	—
Exercised	—	—
Forfeited	(250,000)	(0.50)
Balance, June 30, 2011	1,275,000	$ 0.16
Exercisable at June 30, 2011	675,000	$ 0.14

On March 31, 2011, an option for 250,000 shares expired.

NOTE 6 – Related Parties

The law firm of Wachtel & Masyr, LLP provides certain legal services to the Company. William B. Wachtel, a member of the Company's Board of Directors, is a managing partner of this firm. During the six months ended June 30, 2011 and 2010, the Company was billed approximately $1,000 and $77,300, respectively, for legal services. At June 30, 2011 and December 31, 2010, the Company has recorded in accounts payable an obligation for legal fees to such firm of approximately $4,200 and $52,000, respectively, related to legal services provided by such firm.

Effective November 2008, the Company executed a management agreement with a company which has a non-controlling interest in a subsidiary of the Company. The owners of this company include the children of a member of the Company's Board of Directors. The agreement requires a management fee of 10% of gross receipts of the subsidiary and a "success fee" of 50% of pre-tax profits; as such term is defined in the management agreement. The non-controlling interest is one percent of the subsidiary of the Company and there is no existing arrangement as to additional interests to be purchased in the future. Total fees in the six months ended June 30, 2011 and 2010 aggregated approximately $1,084,000 and $840,000, respectively. At June 30, 2011 and 2010, the Company has recorded in accrued expenses an obligation for these fees to the non-controlling interest of approximately $391,000 and $840,000, respectively. As part of the fee arrangement under the management agreement, certain capital expenditures for the subsidiary are to be funded by the non-controlling interest. The Company funded certain capital improvements aggregating approximately $719,000 in 2011 on behalf of the non-controlling interest. This amount of capital improvements funded by the Company was deducted from amounts due to the non-controlling interest and recorded as additional paid in capital.

NOTE 7 - Litigation

From time to time, the Company may be a party to one or more claims or disputes which may result in litigation. The Company's management does not, however, presently expect that any such matters will have a material adverse effect on the Company's business, financial condition or results of operations.

NOTE 8 – Subsequent Events

As further described in Note 2, Management's Liquidity Plans, on July 20, 2011, the Company entered into a loan agreement with B of A and terminated its financing arrangements with Birch Hill and EuroAmerican.

Effective August 15, 2011, the Company entered into a Redemption Agreement with the non-controlling interest in a subsidiary of the Company. As part of this agreement, the non-controlling interest relinquished its membership interest in the subsidiary in return for the repayment of the non-controlling interest's capital account. Such consideration shall be paid on monthly basis in an amount equal to (i) five percent (5%) of the subsidiary's gross receipts plus (ii) five percent (5%) of the subsidiary's pre-tax profit.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the consolidated condensed financial statements and related notes appearing elsewhere in this report. This Item 2 contains forward-looking statements that involve risks and uncertainties. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report. Actual results may differ materially from those included in such forward-looking statements. Factors which could cause actual results to differ materially include those set forth at the end of this Item 2 under the heading "Cautionary Statement Regarding Forward Looking Statements," as well as those discussed elsewhere in this report and in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission.

OVERVIEW

Saker Aviation Services, Inc. ("we", "us", "our") is a Nevada corporation, the common stock, $0.001 par value (the "common stock"), of which is publicly traded on the over the counter bulletin board system under the symbol "SKAS.OB". Through our subsidiaries, we operate in the fixed base operation ("FBO") segment of the general aviation industry, in which we serve as the operator of a heliport FBO, two primarily fixed-wing aircraft FBOs and provide consulting services for a non-owned FBO facility. FBOs provide ground-based services such as fueling and hangaring for general aviation, commercial, and military aircraft; aircraft maintenance; and other miscellaneous services.

We were formed on January 17, 2003 (date of inception) as a proprietorship and were incorporated in Arizona on January 2, 2004. We became a public company as a result of a reverse merger transaction on August 20, 2004 with Shadows Bend Development, Inc., an inactive public Nevada corporation which changed its name to FBO Air, Inc. On December 13, 2006, we changed our name to FirstFlight, Inc. On September 2, 2009, we changed our name to Saker Aviation Services, Inc.

Our business activities are carried out at the Wilkes-Barre/Scranton (Pennsylvania) International Airport, Garden City (Kansas) Regional Airport, Downtown Manhattan (New York) Heliport, and at Niagara Falls (New York) International Airport where we provide consulting services to the operator.

The FBO segment of the industry is highly fragmented - populated by, according to the National Air Transportation Association ("NATA"), over 3,000 operators who serve customers at one or more of the over 3,000 airport facilities across the country that have at least one paved 3,000-foot runway. The vast majority of these companies are single location operators. NATA characterizes companies with operations at three or more airports as "chains." An operation with FBOs in at least two distinctive regions of the United States is considered a "national" chain while multiple locations within a single region are "regional" chains.

REVENUE AND OPERATING RESULTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three and Six Months Ended June 30, 2011 and June 30, 2010.

REVENUE

Revenue increased by 40.7 percent to approximately $4,574,000 for the three months ended June 30, 2011 as compared with corresponding prior-year period revenue of approximately $3,250,000. For the six months ended June 30, 2011, revenue increased by 32.9% to approximately $7,350,000 as compared with revenue of approximately $5,532,000 in the same period in the prior year.

For the three months ended June 30, 2011, revenue associated with the operation of the Downtown Manhattan Heliport ("Heliport") increased by 60.6% to approximately $2,784,000 as compared to approximately $1,733,000 in the prior year period. Revenue associated with the sale of jet fuel, aviation gasoline and related items increased by 18.9 percent to approximately $1,610,000 as compared to the same period in the prior year. Revenue associated with maintenance activities decreased by 9.3 percent to approximately $135,000 as compared to the same period in the prior year. Revenue associated with the leasing of aircraft and office space along with the management of non-owned FBO facilities increased by 204.9 percent to approximately $45,000 in the three months ended June 30, 2011 as compared to the same period in the prior year.

For the six months ended June 30, 2011, revenue associated with the operation of the Heliport increased 47.6% to approximately $4,131,000 as compared to the same period in the prior year. Revenue associated with the sale of jet fuel, aviation gasoline and related items increased by 18.7 percent to approximately $2,888,000 as compared to the same period in the prior year. Revenue associated with maintenance activities increased by 1.8 percent to approximately $270,000 as compared to the same period in the prior year. Revenue associated with the leasing of aircraft and office space along with the management of non-owned FBO facilities increased by 76.8 percent to approximately $60,000 in the six months ended June 30, 2011 as compared to the same period in the prior year.

The increase in revenue associated with the operation of the Heliport was primarily related to the introduction of fuel services, which commenced in September 2010. Fuel revenue at the Heliport was approximately $812,000 and $1,140,000 for the three months and six months ended June 30, 2011, respectively, and had no comparable revenue in the prior year periods.

The increases in revenue associated with the sale of jet fuel, aviation gasoline and related items were related to a combination of comparable volume along with higher average fuel prices as compared with the prior year. We generally price our fuel products on a fixed dollar margin basis. As the cost of fuel increases, the corresponding customer price increases as well. If volume is constant, this methodology yields higher revenue but at comparable gross margins.

The changes in maintenance revenue were due to differing levels of both charges for labor services and for parts as compared to each respective period in the prior year. The primary reason for the decreases in the three month period ending June 30, 2011, was a generally lower level of activity associated with jet aircraft domiciled at the Pennsylvania facility.

The increases in revenue associated with the leasing of aircraft and office space along with the management on non-owned FBO facilities was primarily related to a one-time project executed on behalf of our non-owned FBO consulting client.

GROSS PROFIT

Total gross profit increased 27.9 percent to approximately $2,258,000 in the three months ended June 30, 2011 as compared with approximately $1,766,000 in the three months ended June 30, 2010. Gross margin decreased to 49.4 percent in the three months ended June 30, 2011 as compared to 54.3 percent in the same period in the prior year. The impact of fuel services at the Heliport operation was a major factor in both the increase in gross profit and on the decrease in gross margin. Heliport fuel service gross margin was lower than the remaining Heliport gross margin and, therefore, had a negative effect on overall gross margin.

Total gross profit increased 24.7 percent to approximately $3,477,000 in the six months ended June 30, 2011 as compared with approximately $2,788,000 in the six months ended June 30, 2010. Gross margin decreased to 47.3 percent in the six months ended June 30, 2011 as compared to 50.4 percent in the same period in the prior year. The impact of fuel services at the Heliport operation was a major factor in both the increase in gross profit and on the decrease in gross margin. Heliport fuel service gross margin was lower than the remaining Heliport gross margin and, therefore, had a negative effect on overall gross margin.

OPERATING EXPENSE

Selling, General and Administrative – FBO Operations

Selling, general and administrative ("SG&A") expenses associated with our FBO operations were approximately $1,684,000 in the three months ended June 30, 2011, an increase of approximately $385,000 or 29.7 percent as compared to the three months ended June 30, 2010. SG&A increased at the Heliport as a result of the fuel services during the three months ended June 30, 2011 as compared to no comparable activity in the same period during the prior year. SG&A associated with our FBO operations, as a percentage of revenue, was 36.8 percent for the three months ended June 30, 2011 as compared with 40.0 percent in the corresponding prior year period.

For the six months ended June 30, 2011, SG&A expenses associated with our FBO operations were approximately $2,793,000, an increase of approximately $552,000 or 24.6 percent as compared to the six months ended June 30, 2010. SG&A increased at the Heliport as a result of the fuel services during the three months ended June 30, 2011 as compared to no comparable activity in the same period during the prior year. For the six months ended June 30, 2011, SG&A associated with our FBO operations, as a percentage of revenue, was 38.0 percent as compared with 40.5 percent in the corresponding prior year period.

Selling, General and Administrative – Corporate Operations

Corporate expense was approximately $48,000 and $131,000 for the three and six months ended June 30, 2011, respectively, representing a decrease of approximately $21,000 and $46,000, respectively, as compared with the corresponding prior year periods. The decreases in the three and six months ended June 30, 2011, were driven largely by lower professional fees related to the transition to a new independent registered accounting firm and the elimination of certain legal and litigation settlement fees as compared to the prior year periods.

OPERATING INCOME (LOSS)

Operating income in the three and six months ended June 30, 2011 was approximately $525,000 and $552,000, respectively, as compared to operating income of approximately $399,000 and $368,000 in the same periods in 2010. Improvements to operating income were driven by a combination of greater levels of levels of revenue and gross profit, which counterbalanced higher non-corporate operating expenses, as described above.

Depreciation and Amortization

Depreciation and amortization was approximately $167,000 and $76,000 for the six months ended June 30, 2011 and 2010, respectively. The increase was largely attributed to the depreciation recorded in connection with the capital improvement program at the Heliport.

Interest Income/Expense

Interest income for the three and six months ended June 30, 2011 was approximately $9,200 and $18,800, respectively, as compared to $330 and $630 in three and six months ended June 30, 2010, respectively. Interest expense for the three and six months ended June 30, 2011 was approximately $39,200 and $78,200, respectively, as compared to approximately $45,500 and $88,200, respectively, in the same periods in 2010.

Other Income/Expense

Other expense for the three and six months ended June 30, 2011 was approximately $43,600 and $76,800, respectively and is attributed largely to municipal taxes and fees. Federal and state net operating loss carryforwards have offset current federal and state income taxes.

Net Income Per Share

Net income for the three and six months ended June 30, 2011 was approximately $276,000 and $240,000, respectively, as compared to net income of approximately $264,000 and $189,000 for the three and six months ended June 30, 2010, respectively. The improvements were as a result of the items discussed above.

Basic and diluted net income per share for the three and six months ended June 30, 2011 was $0.01. Basic and diluted net income per share for the three and six months ended June 30, 2010 was $0.01.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, we had cash of $995,492 and a working capital surplus of $720,451. We generated revenue of approximately $7,350,000 and net income of approximately $240,000 for the six months ended June 30, 2011. For the six months ended June 30, 2011, cash flows included net cash provided by operating activities of $206,852, net cash used in investing activities of $819,639, and net cash used in financing activities of $59,128.

On July 20, 2011, we entered into a loan agreement (the "Loan Agreement") with Bank of America. The Loan Agreement provides us with (i) a revolving line of credit agreement (the "B of A Credit Facility") in the amount of $650,000, and (ii) a $318,198 term loan facility (the "B of A Term Loan).

The B of A Credit Facility, which was fully extended at the filing of this report, requires interest payments based on outstanding balances at an interest rate of 30-day LIBOR plus 300 basis points, and is annually renewable at Bank of America's option. An annual fee of 0.50% is incurred against the total availability of the B of A Credit Facility. The B of A Term Loan is amortized over 48 months at an interest rate of 4.2%. A one-time origination fee of 1.0% was incurred for the B of A Term Loan.

We used $500,000 of the proceeds from the B of A Credit Facility to repay the revolving line of credit agreement (the "Prior Credit Facility") dated March 3, 2009 and made jointly and severally by us and Airborne, Inc., a former subsidiary that was divested in March of 2009 ("Airborne"), in favor of Birch Hill Capital, LLC ("Birch Hill"). The Prior Credit Facility required interest payments based on outstanding balances at an interest rate of prime plus 350 basis points (6.75% as of June 30, 2011) and was payable upon demand by Birch Hill.

The use of proceeds of the B of A Term Loan was the repayment of the remaining principal that resulted when, on May 7, 2010, the Prior Credit Facility was modified to reduce the maximum line of credit to $500,000 and to reclassify the remaining

$500,000 into a promissory note that provided for a 36-month amortization with a 24-month balloon payment of outstanding principal and interest at 7% per year.

We used $150,000 of the proceeds from the B of A Credit Facility, along with $600,000 in cash on hand, to repay a Loan Agreement with EuroAmerican Investment Corp. ("EuroAmerican"), pursuant to which EuroAmerican loaned the Company an aggregate of $750,000.

As a result of our repayment of the Prior Credit Facility and EuroAmerican loan, such arrangements have been terminated and Airborne is no longer a co-borrower. The warrants issued to Birch Hill in connection with its financing event remain in place.

We are party to a concession agreement with the City of New York for the operation of the Downtown Manhattan Heliport (the "Heliport"). Under the concession agreement, we must pay the greater of 18% of the first $5 million in program year gross receipts and 25% of gross receipts in excess of $5 million or minimum annual guaranteed payments that began at $1.2 million in Year 1 of the agreement, which commenced on November 1, 2008, and increase to approximately $1.7 million in Year 10 of the agreement, which expires on October 31, 2018. During the six months ended June 30, 2011, we incurred with the City of New York approximately $726,000 in concession fees, which is included in the cost of revenue. We also agreed, pursuant to this agreement, to make certain capital improvements and safety code compliance upgrades to the Heliport in the amount of $1,000,000 within two years following the receipt of building permits for the capital improvements and another $1,000,000 by the end of the fifth year of the Agreement. At June 30, 2011, we had made approximately $1,840,000 in capital improvements at the Heliport pursuant to the concession agreement. We believe that cash flow from the operation of the Heliport will be sufficient to satisfy the minimum annual guarantee and to fund the remaining capital improvements as required under the agreement.

Cash from Operating Activities

For the six months ended June 30, 2011, net cash provided by operating activities was $332,267. This amount included an increase in operating cash related to net income of $239,842 and additions for the following items: (i) depreciation and amortization, $166,565; (ii) management fees recorded through additional paid in capital, $708,382; (iii) stock-based compensation expense, $3,498; (iv) accounts payable, $172,509, (v) customer deposits, $3,539; (vi) deferred income taxes, $176,000; and (vii) loss on disposition of equipment, $2,799. The increase in cash used in operating activities in 2011 was offset by the following decreases: (i) accounts receivable, $285,222, (ii) inventories, $48,766; (iii) prepaid expenses, $46,779; (iv) deposits, $2,118; and (v) accrued expenses, $757,982. For the six months ended June 30, 2010, net cash provided by operating activities was $1,012,970. This amount included an increase in operating cash related to net income of $188,921 and additions for the following items: (i) depreciation and amortization, $76,347; (ii) stock-based compensation expense, $7,784; (iii) inventories, $24,956; (iv) accounts payable, $246,192, (v) customer deposits, $60,618, (vi) accrued expenses, $473,204; (vii) security deposits, $50,126; and (vii) management fees recorded through additional paid in capital, $474,832. The increase in cash used in operating activities in 2010 was offset by the following decreases: (i) accounts receivable, $394,124, (ii) prepaid expenses, $145,129, and (iii) deposits, $50,757.

Cash from Investing Activities

For the six months ended June 30, 2011, net cash used in investing activities was $819,639 and was attributable to the purchase of property and equipment of $931,196 offset by (i) the payment of notes receivable of $46,310; and (ii) proceeds from the disposition of equipment of $65,247. For the six months ended June 30, 2010, net cash used in investing activities was $735,313 and was attributable to the purchase of property and equipment of $790,458 offset by the payment of notes receivable of $55,145.

Cash from Financing Activities

For the six months ended June 30, 2011, net cash used in financing activities was $59,128, consisting of the repayment of notes payable of $47,139 and purchase of common stock, retired, of $11,989. For the six months ended June 30, 2010, net cash provided by financing activities was $58,611, consisting entirely of the repayment of notes payable of $58,611.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Recent Accounting Pronouncements

During 2009, the FASB launched the FASB ASC as the single source of authoritative nongovernmental GAAP. The ASC was effective for interim and annual periods ending September 15, 2009. The ASC does not change GAAP. Instead, it takes all individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Changes to the ASC subsequent to September 30, 2009, are referred to as Accounting Standards Updates ("ASUs").

On June 30, 2009, the FASB issued ASU 2009-01, "Topic 105 – Generally Accepted Accounting Principles, amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU amends the FASB ASC for the issuance of FASB Statement of Financial Accounting Standards (SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." This ASU includes FASB SFAS No. 168 in its entirety. ASU 2009-01 was effective for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 had no effect on our operating results or financial condition.

The FASB issued ASC 810, "Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51). ASC 810 established accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). ASC 810 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of ASC 810, we were required to report any non-controlling interests as a separate component of consolidated stockholders' equity. We were also required to present any net income or loss allocable to non-controlling interests and net income or loss attributable to our stockholders separately in its consolidated statements of operations, if significant. ASC 810 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after January 1, 2009. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of ASC 810 are applied prospectively. We adopted ASC 810 and reclassified the non-controlling interest in our Heliport subsidiary as a separate component of consolidated stockholders' equity on January 1, 2009. The adoption of ASC 810 did not have a material impact on our results of operation or financial condition.

CAUTIONARY STATEMENT FOR FORWARD-LOOKING STATEMENTS

Statements contained in this report may contain information that includes or is based upon "forward-looking statements" relating to our business. These forward-looking statements represent management's current judgment and assumptions, and can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are frequently accompanied by the use of such words as "anticipates," "plans," "believes," "expects," "projects," "intends," and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, including, but not limited to, those relating to:

- our ability to secure the additional debt or equity financing, if required, to execute our business plan;
- our ability to identify, negotiate and complete the acquisition of targeted operators, consistent with our business plan;
- existing or new competitors consolidating operators ahead of us;
- our ability to attract new personnel or retain existing personnel, which would adversely affect implementation of our overall business strategy.

Any one of these or other risks, uncertainties, other factors, or any inaccurate assumptions may cause actual results to be materially different from those described herein or elsewhere by us. Undue reliance should not be replaced on any such forward-looking statements, which speak only as of the date they were made. Certain of these risks, uncertainties, and other factors are described in greater detail in our Annual Report on Form 10-K for the year ended December 31, 2010 under the heading "Risk Factors", in Item 1A of this Quarterly Report on Form 10-Q, and in other filings we make with the Securities and Exchange Commission. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above and elsewhere in our reports filed with the Securities and Exchange Commission. We expressly disclaim any intent or obligation to update any forward-looking statements.

Item 3 – Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, including our President, Chief Executive Officer and principal financial officer (the same executive is both our principal executive officer and principal financial officer), has evaluated our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our President and Chief Executive concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the fiscal quarter covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 6. Exhibits

Exhibit No.	Description of Exhibit
31.1	Rule 13a-14(a)/15d-14(a) Certification of President and Chief Executive Officer (principal executive and principal financial officer). *
32.1	Section 1350 Certification. *
** 101.INS	XBRL Instance Document
** 101.SCH	XBRL Taxonomy Extension Schema Document
** 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
** 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
** 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
** 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Pursuant to Rule 406T of Regulation S-T, the information in this exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement, prospectus or other document filed under the Securities Act of 1933, or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Saker Aviation Services, Inc.

Date: August 14, 2011

By: /s/ Ronald J. Ricciardi
Ronald J. Ricciardi,
President & Chief Executive Officer
(principal financial officer)